LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

5 August 2005

05010652

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad ("LICB") under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 4 August 2005, Re: Notice of Extraordinary General Meeting; and

b) Circular to Shareholders dated 5 August 2005 in relation to the:

   (i) Proposed executive share option scheme of up to fifteen per centum (15%) of the issued and paid-up share capital of the Company; and

   (ii) Proposed increase in the authorised share capital of the Company from the existing RM750,000,000 comprising 750,000,000 ordinary shares of RM1.00 each ("Shares") to RM1,000,000,000 comprising 1,000,000,000 Shares.

Please contact the undersigned if you have any queries.

PROCESSED
AUG 23 2005
THOMSON FINANCIAL

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 04/08/2005 05:05:11 PM
Reference No LI-050804-1E8AE

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
NOTICE OF EXTRAORDINARY GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 23 August 2005 at 11.00 am, for the purpose of considering and, if thought fit, passing the following Ordinary Resolutions:-

ORDINARY RESOLUTION 1
PROPOSED EXECUTIVE SHARE OPTION SCHEME

THAT contingent upon the passing of Ordinary Resolution 5 below and subject to the approval-in-principle of Bursa Malaysia Securities Berhad for the listing of and quotation for the new ordinary shares to be issued hereunder and the approvals of any other relevant authorities (if required), the Directors be and are hereby authorised:-

(a) To establish and administer for the benefit of eligible executives including Executive Directors of the Company and its subsidiaries which are not dormant (**"Eligible Executives"**), an executive share option scheme to be identified as the **"Lion Industries Corporation Berhad Executive Share Option Scheme"** (**"ESOS"**) under which offers of options shall be granted in accordance with the provisions of the ESOS Bylaws (as contained in Appendix I of the Circular dated 5 August 2005) (**"Bylaws"**) for the subscription of new ordinary shares of RM1.00 each (**"Shares"**) in the capital of the Company and to give effect to the ESOS with full power to assent to any conditions, variations, modifications and/or amendments as may be required or approved by the relevant authorities;

(b) To allot and issue from time to time during the duration of the ESOS such number of new Shares to Eligible Executives up to fifteen per centum (15%) of the issued and paid-up share capital of the Company at any one time as may be required to be issued pursuant to the exercise of the options and that such new Shares shall, upon allotment and issue, rank *pari passu* in all respects

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

04 AUG 2005

with the existing Shares in the Company in accordance with the provisions of the Bylaws except that the new Shares will not be entitled to any dividends, rights, allotments and/or any other distributions, the entitlement date of which is prior to the date on which the new Shares are credited into the grantee's individual/nominee securities account maintained with Bursa Malaysia Depository Sdn Bhd; and

(c) To modify and/or amend the terms and conditions of the ESOS from time to time and/or extend the duration of the ESOS, provided that such modifications, amendments and/or extensions are effected in accordance with the provisions of the Bylaws, and to do all such acts, enter into all such transactions, arrangements, agreements or undertakings, make such rules or regulations, impose such terms and conditions, or delegate such part of their powers as may be necessary or expedient in order to give full effect to the ESOS.

ORDINARY RESOLUTION 2
PROPOSED GRANT OF OPTIONS TO DATUK CHENG YONG KIM

THAT contingent upon the passing of Ordinary Resolutions 1 and 5, authority be and is hereby given to the Company specifically to offer and grant to Datuk Cheng Yong Kim, the Managing Director of the Company, options to subscribe for up to 700,000 new Shares in the capital of the Company, subject always to such terms and conditions and/or any adjustment which may be made in accordance with the provisions of the Bylaws.

ORDINARY RESOLUTION 3
PROPOSED GRANT OF OPTIONS TO DATO' KAMARUDDIN @ ABAS BIN NORDIN

THAT contingent upon the passing of Ordinary Resolutions 1 and 5, authority be and is hereby given to the Company specifically to offer and grant to Dato' Kamaruddin @ Abas bin Nordin, an Executive Director of a subsidiary of the Company, options to subscribe for up to 250,000 new Shares in the capital of the Company, subject always to such terms and conditions and/or any adjustment which may be made in accordance with the provisions of the Bylaws.

ORDINARY RESOLUTION 4
PROPOSED GRANT OF OPTIONS TO WONG YI-LIN

THAT contingent upon the passing of Ordinary Resolutions 1 and 5, authority be and is hereby given to the Company specifically to offer and grant to Wong Yi-Lin, an executive employee of a subsidiary of the Company and a person connected to Tan Sri William H.J. Cheng, a substantial shareholder of the Company, options to subscribe for up to 100,000 new Shares in the capital of the Company, subject always to such terms and conditions and/or any adjustment which may be made in accordance with the provisions of the Bylaws.

ORDINARY RESOLUTION 5
PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

THAT contingent upon the passing of Ordinary Resolution 1 above, the authorised share capital of the Company be increased from RM750,000,000 comprising 750,000,000 ordinary shares of RM1.00 each ("**Shares**") to RM1,000,000,000 comprising 1,000,000,000 Shares by the creation of an additional 250,000,000 new Shares in the Company and the Directors be and are hereby authorised to give full effect to the aforesaid increase in the authorised share capital of the Company.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

04 AUG 2005

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BINTI ABDULLAH
Secretaries

Kuala Lumpur
5 August 2005

Notes:-

(a) *A member entitled to attend and vote at the Extraordinary General Meeting of the Company is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

(b) *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

(c) *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than forty-eight (48) hours before the time for holding the meeting.*

(d) *Form of Proxy sent through facsimile transmission shall not be accepted.*

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

04 AUG 2005

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all your shares in Lion Industries Corporation Berhad ("**LICB**" or "**Company**"), you should immediately hand this Circular together with the accompanying Form of Proxy to the agent through whom the sale or transfer was contracted for immediate transmission to the purchaser or transferee.

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS IN RELATION TO THE

(I) PROPOSED EXECUTIVE SHARE OPTION SCHEME OF UP TO FIFTEEN PER CENTUM (15%) OF THE ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY ("PROPOSED ESOS"); AND

(II) PROPOSED INCREASE IN THE AUTHORISED SHARE CAPITAL OF THE COMPANY FROM THE EXISTING RM750,000,000 COMPRISING 750,000,000 ORDINARY SHARES OF RM1.00 EACH ("SHARES") TO RM1,000,000,000 COMPRISING 1,000,000,000 SHARES ("PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL")

Advised By

AmMerchant Bank Berhad

(Company No. 23742-V)

A member of

AmInvestment Group

The Notice of the Extraordinary General Meeting (**"EGM"**) of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 23 August 2005 at 11.00 a.m. is enclosed together with the Form of Proxy in this Circular.

The Form of Proxy should be lodged at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not later than 48 hours before the time of the EGM. The last date and time for lodging the Form of Proxy is 21 August 2005 at 11.00 a.m.. The lodging of the Form of Proxy will not preclude you from attending and voting at the EGM should you subsequently wish to do so.

This Circular is dated 5 August 2005

DEFINITIONS

For the purpose of this Circular, except where the context otherwise requires, the following definitions shall apply:-

AmMerchant Bank	–	AmMerchant Bank Berhad, a member of the AmInvestment Group
Board	–	The Board of Directors of LICB
Bursa Securities	–	Bursa Malaysia Securities Berhad
Bylaws	–	The rules, terms and conditions of the Proposed ESOS as set out in Appendix I of this Circular
CDS Account	–	A Central Depository System account established by Bursa Malaysia Depository Sdn Bhd for a depositor for the recording of deposits of securities and dealings in such securities by the depositor
Date of Offer	–	The date on which an Offer is made by the Option Committee to an Eligible Executive in the manner provided in Bylaw 7
EGM	–	Extraordinary General Meeting
Eligible Executive	–	A natural person who fulfils the conditions of eligibility stipulated in Bylaw 5.1. Eligible Executives include Executive Directors
EPS	–	Earnings per Share
ESOS	–	Executive Share Option Scheme
Executive Director	–	A natural person who holds a directorship on a full time executive capacity in any company in the LICB Group and is on the payroll of such company
Grantee	–	An Eligible Executive who has accepted an Offer in the manner provided in Bylaw 8
LICB or **Company**	–	Lion Industries Corporation Berhad
LICB Group or **Group**	–	LICB and its subsidiary companies
Lion Group	–	LICB, Amalgamated Containers Berhad, Amsteel Corporation Berhad, Lion Diversified Holdings Berhad, Lion Corporation Berhad, Lion Forest Industries Berhad and Silverstone Corporation Berhad, and their subsidiary companies collectively
Listing Requirements	–	The Listing Requirements of Bursa Securities
Market Day	–	Any day from Monday to Friday (both days inclusive) which is not a public holiday, and on which Bursa Securities is open for the trading of securities
Maximum Entitlement	–	The maximum number of Options that can be offered to an Eligible Executive as stipulated in Bylaw 6.1
NTA	–	Net tangible assets
Offer	–	A written offer made by the Option Committee to an Eligible Executive in the manner provided in Bylaw 7
Offer Period	–	A period of forty-five (45) days from the Date of Offer

Option	–	The right of a Grantee to subscribe for one (1) new Share for each Option pursuant to the contract constituted by acceptance by the Grantee in the manner provided in Bylaw 8 of an Offer made to such Grantee by the Option Committee pursuant to Bylaw 7
Option Committee	–	A committee comprising directors and/or senior management personnel appointed by the Board to administer the Proposed ESOS
Proposals	–	Collectively the Proposed ESOS and the Proposed Increase in Authorised Share Capital
Proposed ESOS	–	The proposed executive share option scheme of up to fifteen per centum (15%) of the issued and paid-up share capital of the Company
Proposed Increase in Authorised Share Capital	–	The proposed increase in the authorised share capital of the Company from the existing RM750,000,000 comprising 750,000,000 Shares to RM1,000,000,000 comprising 1,000,000,000 Shares by the creation of an additional 250,000,000 new Shares in the Company
RM and **sen**	–	Ringgit Malaysia and sen respectively
Share(s)	–	Ordinary share(s) of RM1.00 each in the Company
Subscription Price	–	The price at which a Grantee shall be entitled to subscribe for each new Share in the Company as calculated in accordance with the provisions of Bylaw 11

TABLE OF CONTENTS

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

Registered Office

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

5 August 2005

Directors
Tan Sri Dato' Musa bin Hitam *(Chairman, Independent Non-Executive Director)*
Datuk Cheng Yong Kim *(Managing Director, Non-Independent Executive Director)*
Tan Sri Datuk Asmat bin Kamaludin *(Independent Non-Executive Director)*
Dato' Kamaruddin @ Abas bin Nordin *(Non-Independent Non-Executive Director)*
Cheng Yong Liang *(Non-Independent Non-Executive Director)*
Heah Sieu Lay *(Non-Independent Non-Executive Director)*
Chong Jee Min *(Independent Non-Executive Director)*

To: The Shareholders of Lion Industries Corporation Berhad

Dear Sir / Madam

LION INDUSTRIES CORPORATION BERHAD ("LICB" or "COMPANY")

- **PROPOSED EXECUTIVE SHARE OPTION SCHEME OF UP TO FIFTEEN PER CENTUM (15%) OF THE ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY ("PROPOSED ESOS")**
- **PROPOSED INCREASE IN THE AUTHORISED SHARE CAPITAL OF THE COMPANY FROM THE EXISTING RM750,000,000 COMPRISING 750,000,000 ORDINARY SHARES OF RM1.00 EACH ("SHARES") TO RM1,000,000,000 COMPRISING 1,000,000,000 SHARES ("PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL")**

(HEREINAFTER COLLECTIVELY REFERRED TO AS THE "PROPOSALS")

1. INTRODUCTION

On 24 February 2005, AmMerchant Bank had announced, on behalf of the Company, that the Company proposed to undertake the following:-

(a) To implement an executive share option scheme (**"ESOS"**) of up to fifteen per centum (15%) of the issued and paid-up share capital of the Company for the Executive Directors and executive employees of LICB and its subsidiary companies (**"LICB Group"** or **"Group"**) who meet the criteria of eligibility for participation in the ESOS (**"Eligible Executives"**) as set out in the Bylaws (**"Proposed ESOS"**); and

(b) To increase the Company's authorised share capital from the existing RM750,000,000 comprising 750,000,000 Shares to RM1,000,000,000 comprising 1,000,000,000 Shares by the creation of an additional 250,000,000 new Shares in the Company (**"Proposed Increase in Authorised Share Capital"**)

(hereinafter collectively referred to as the **"Proposals"**).

The Company had a previous ESOS which expired on 14 May 2005. The Company intends to implement the Proposed ESOS subject to the relevant approvals being obtained.

Save as disclosed below, apart from the Proposed ESOS, there is no other intended corporate exercise, which has been announced but has not yet been completed as at 30 June 2005:-

(a) On 15 September 2004, the Board had announced the proposed issuance of a 6-year RM500 million Bai' Bithaman Ajil Islamic private debt securities by Antara Steel Mills Sdn Bhd, a 99% owned subsidiary of LICB. The approval of the Securities Commission **("SC")** has been obtained *vide* its letter dated 27 May 2005.

The purpose of this Circular is to provide you with the details of the Proposals, and to seek your approval for the resolutions pertaining to the Proposals to be tabled at the forthcoming EGM, the notice of which is set out in this Circular.

The information in the Appendices forms part of this Circular.

SHAREHOLDERS OF LICB ARE ADVISED TO READ AND CONSIDER CAREFULLY THE CONTENTS OF THIS CIRCULAR BEFORE VOTING ON THE ORDINARY RESOLUTIONS TO GIVE EFFECT TO THE PROPOSALS AT THE FORTHCOMING EGM.

2. DETAILS OF THE PROPOSED ESOS

The Proposed ESOS will involve the granting of Options to the Eligible Executives in accordance with the Bylaws.

The salient terms of the Proposed ESOS, which are set out in the Bylaws, are as follows:-

2.1 Duration of the Proposed ESOS

The Proposed ESOS shall be in force for a period of five (5) years from the effective date of launching/implementation of the Proposed ESOS. However, the Company may, if the Board deems fit upon the recommendation of the Option Committee, renew the Proposed ESOS for up to a further five (5) years. Such renewed Proposed ESOS shall be implemented in accordance with the terms of the Bylaws, save for any amendments and/or changes to the relevant statutes and/or regulations then in force and shall be valid and binding without further obtaining the approval of the shareholders provided that the Company shall serve appropriate notices on each Grantee and/or make the necessary announcements to Bursa Securities (if required) within thirty (30) days prior to the expiry of the original duration of the Proposed ESOS.

2.2 Total Number of Shares Available under the Proposed ESOS

The aggregate number of Options exercised and Options offered and to be offered under the Proposed ESOS shall not exceed fifteen per centum (15%) of the issued and paid-up share capital of the Company at any one time during the duration of the Proposed ESOS as provided in Bylaw 19.3, and further, the following shall be complied with:-

(a) Not more than fifty per centum (50%) of the Shares available under the Proposed ESOS shall be allocated, in aggregate, to Executive Directors and senior management; and

(b) Not more than ten per centum (10%) of the Shares available under the Proposed ESOS shall be allocated to any Eligible Executive who, either singly or collectively through persons connected with him or her (as defined in paragraph 1.01 of the Listing Requirements), holds twenty per centum (20%) or more of the issued and paid-up capital of the Company.

2.3 Criteria for Eligibility

Persons who fulfil the following conditions shall be eligible to participate in the Proposed ESOS:-

2.3.1 Executive Employees

(a) Must be at least eighteen (18) years of age on the Date of Offer;

(b) Must fall under one (1) of the categories of executives listed in Bylaw 6.1;

(c) Must have been confirmed as an executive and must have served the Lion Group on a continuous full time basis for a period of not less than six (6) months on the Date of Offer and is on the payroll of any company in the LICB Group subject to Bylaw 5.5; and

(d) (i) Where a person is employed by a company which is not within the Lion Group and which is acquired by the LICB Group during the duration of the Proposed ESOS and becomes a subsidiary of the Company upon such acquisition, he must have completed a continuous service period of at least six (6) months in the LICB Group following the date such company becomes or is deemed to be a subsidiary; or

(ii) Where a person, whether a Malaysian citizen or not, who on the Date of Offer is serving under a contract of employment for a continuous term of not less than one (1) year (inclusive of the original contract and any extensions) **("Contract Employee")**.

2.3.2 Executive Director

An Executive Director of a company within the LICB Group who has held office for at least six (6) months in the LICB Group, whose entitlement under the Proposed ESOS has been approved by shareholders of the Company in general meeting, and who is not prohibited or disallowed by the relevant authorities from participating in the Proposed ESOS

provided always that the selection of any Eligible Executive for participation in the Proposed ESOS shall be at the discretion of the Option Committee and the decision of the Option Committee shall be final and binding.

2.4 Subscription Price

The Subscription Price of each Share comprised in any Option shall be the higher of the following:-

(a) The weighted average market price of the Shares for the five (5) Market Days immediately preceding the Date of Offer on which the Shares were traded, with a discount of not more than ten per centum (10%); or

(b) The par value of the Shares.

2.5 Maximum Entitlement and Basis of Allotment

The categories of Eligible Executives who are eligible to participate in the Proposed ESOS and the maximum number of Options that can be offered to an Eligible Executive in each category **("Maximum Entitlement")** are as follows:-

Category of Eligible Executive	Grade	Maximum Entitlement (No. of Options)
Group Chairman	S1	700,000
Group Executive Directors	S2	500,000
Chief Executive Officers / Executive Directors / Managing Directors	A1	400,000
	A2	350,000
	A3	300,000
General Managers / Senior Managers	B1	250,000
	B2	200,000
	B3	150,000
Managers	C1	100,000
	C2	80,000
	C3	60,000
Executives	D1	40,000
	D2	30,000
	D3	20,000

Notwithstanding Bylaw 6.1, the number of Options to be offered to each Eligible Executive shall, subject to each Eligible Executive's Maximum Entitlement, be at the discretion of the Option Committee. In exercising its discretion, the Option Committee shall take into consideration the seniority, performance and length of service of each Eligible Executive. The Option Committee shall not be obliged in any way to offer to an Eligible Executive all of the specified Maximum Entitlement. The decision of the Option Committee shall be final and binding.

2.6 Acceptance

An Offer shall be valid for a period of forty-five (45) days from the Date of Offer **("Offer Period")**. An Offer shall be accepted by an Eligible Executive within the Offer Period by written notice or in such manner as specified in the letter of offer to the Company accompanied by a payment to the Company of a nominal non-refundable consideration of Ringgit Malaysia One (RM1.00) only for the grant of the Options.

If an Offer is not accepted in the manner mentioned above, the Offer shall automatically lapse upon the expiry of the Offer Period and the number of Options offered pursuant to the said Offer shall be deducted from the Maximum Entitlement of the Eligible Executive, and the Eligible Executive shall not be entitled to be offered that number of Options in any Offers made to him in the future.

2.7 Rights Attaching to Shares

The new Shares to be allotted upon the exercise of any Options will, upon allotment and issue, rank *pari passu* in all respects with the existing issued and paid-up Shares in the Company, except that the new Shares will not be entitled to any dividends, rights, allotments or other distributions, the entitlement date of which is prior to the date on which the new Shares are credited into the Grantee's individual/nominee CDS Account. The new Shares will be subject to all the provisions of the Memorandum and Articles of Association of the Company.

2.8 Holding of Shares

The Company encourages Grantees to hold the Shares subscribed for by them for as long as possible although a Grantee may sell the Shares subscribed for by the Grantee at any time after such Shares have been credited to the Grantee's individual/nominee CDS Account. A Grantee should note that the Shares are intended for him to hold as an investment rather than for realisation to yield a quick profit.

2.9 Amendments

(a) Subject to Bylaw 22.2, the Option Committee may at any time and from time to time recommend to the Board any additions or amendments to or deletions of these Bylaws as it shall in its discretion think fit and the Board shall have the power by resolution to add to, amend or delete all or any of these Bylaws upon such recommendation subject to the Company submitting a confirmation letter to Bursa Securities for the amendment made, that the said amendment is in compliance with the provisions of the Listing Requirements pertaining to employee share option schemes pursuant to paragraph 2.11 of the Listing Requirements.

(b) The approval of the shareholders of the Company in general meeting shall not be required provided that no additions or amendments to or deletions of these Bylaws shall be made which will:-

   (i) prejudice any rights then accrued to any Grantee without the prior consent or sanction of that Grantee; or

   (ii) increase the number of Shares available under the Proposed ESOS beyond the maximum imposed by Bylaw 4.2; or

   (iii) provide an advantage to any Grantee or group of Grantees or all Grantees.

(c) For the purpose of complying with the provisions of Appendix 6F of the Listing Requirements, the provisions of Bylaws 4, 5, 6, 8, 11, 12, 13, 15.1, 19 and 22 shall not be amended or altered in any way whatsoever to the advantage of Eligible Executives or Grantees without the prior approval of the shareholders of the Company in general meeting.

2.10 Alteration of Capital

Subject to Bylaw 15.3, in the event of any alteration in the capital structure of the Company during the period commencing from the Date of Offer and expiring on the last day of the duration of the Proposed ESOS, whether by way of a rights issue, bonus issue or other capitalisation issue, consolidation or subdivision of Shares or reduction of capital or otherwise howsoever, the Company shall cause such adjustment to be made to:-

(a) The number of Options granted to each Grantee; and/or

(b) The Subscription Price

as shall be necessary to give a Grantee the same proportion of the issued capital of the Company as that to which he was entitled prior to the event giving rise to such adjustment.

The computation for the adjustment to the number of Options granted to each Grantee and/or the Subscription Price is set out in Appendix 1 of the Bylaws.

2.11 Listing of Shares

The Company will make an application to Bursa Securities for the listing of and quotation for the new Shares to be issued upon the exercise of the Options.

3. DETAILS OF THE PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

As at 30 June 2005, the authorised share capital of the Company is RM750,000,000 comprising 750,000,000 Shares, of which 697,056,465 Shares have been issued and are fully paid-up. In order to accommodate the issuance of new Shares arising from the exercise of the Options, the Board proposes to increase the Company's authorised share capital from RM750,000,000 comprising 750,000,000 Shares to RM1,000,000,000 comprising 1,000,000,000 Shares by the creation of an additional 250,000,000 new Shares in the Company.

4. RATIONALE FOR THE PROPOSALS

The implementation of the Proposed ESOS primarily serves to align the interests of Eligible Executives to the corporate goals of the LICB Group. This may be achieved through the following:-

(a) Motivating Eligible Executives towards better performance through greater loyalty and productivity;

(b) Inculcating a greater sense of belonging and dedication since Eligible Executives are given the opportunity to participate directly in the equity of the Company;

(c) Encouraging Eligible Executives to remain with the Group thus ensuring that the loss of key personnel is minimal;

(d) Rewarding Eligible Executives by allowing them to participate in the Company's profitability and eventually realise capital gains arising from any appreciation in the value of the Company's Shares; and

(e) Recognising the contribution of Eligible Executives whose services are valued and considered vital to the operations and continued growth of the Group.

The proceeds from the exercise of Options shall be utilised for the Group's working capital requirements.

The Proposed Increase in Authorised Share Capital is to accommodate the increase in the issued and paid-up share capital of the Company arising from the exercise of the Options.

5. EFFECTS OF THE PROPOSALS

5.1 Proposed ESOS

The effects of the Proposed ESOS are as follows:-

5.1.1 Issued and Paid-Up Share Capital

The Proposed ESOS will not have an immediate effect on the existing issued and paid-up share capital of the Company. However, the issued and paid-up share capital of the Company will increase progressively depending on the number of Options exercised and hence, the number of new Shares issued pursuant thereto.

The effects of the Proposed ESOS on the issued and paid-up share capital of the Company are as follows:-

	No. of Shares ('000)	Amount (RM'000)
Issued and paid-up share capital as at 30.06.2005	697,056	697,056
To be issued pursuant to the full exercise of the Options to be granted under the Proposed ESOS [a]	104,558	104,558
Enlarged issued and paid-up share capital	801,614	801,614

Note:-

a *Assuming that the number of Options to be granted is based on 15% of the issued and paid-up share capital of the Company as at 30 June 2005.*

[The remainder of this page has been intentionally left blank]

5.1.2 Substantial Shareholders' Shareholdings

The Proposed ESOS will not have any immediate effect on the substantial shareholders' shareholdings in the Company until such time when the Options are exercised.

The effects of the Proposed ESOS on the substantial shareholders' shareholdings in the Company based on the Register of Substantial Shareholders as at 30 June 2005 are as follows:-

Substantial Shareholders	As at 30.06.2005				[a] After Full Exercise of Options under Proposed ESOS			
	Direct		Indirect		Direct		Indirect	
	No. of Shares	%	No. of Shares	%	No. of Shares	%	No. of Shares	%
Tan Sri William H.J. Cheng	-	-	323,938,625	46.47	-	-	323,938,625	40.41
Datuk Cheng Yong Kim	1,600,689	0.23	299,998,443	43.04	2,300,689	0.29	299,998,443	37.42
Lion Realty Pte Ltd	-	-	299,918,055	43.03	-	-	299,918,055	37.41
Lion Development (Penang) Sdn Bhd	225,257	0.03	295,387,878	42.38	225,257	0.03	295,387,878	36.85
Horizon Towers Sdn Bhd	122,290	0.02	292,245,635	41.93	122,290	0.02	292,245,635	36.46
Lion Corporation Berhad	180,576,909	25.91	111,668,726	16.02	180,576,909	22.53	111,668,726	13.93
LDH (S) Pte Ltd	-	-	292,245,635	41.93	-	-	292,245,635	36.46
Lion Diversified Holdings Berhad	23,720,000	3.40	292,245,635	41.93	23,720,000	2.96	292,245,635	36.46
Megasteel Sdn Bhd	102,000,000	14.63	-	-	102,000,000	12.72	-	-
Limpahjaya Sdn Bhd	-	-	102,000,000	14.63	-	-	102,000,000	12.72
Lembaga Tabung Angkatan Tentera	61,983,084	8.89	-	-	61,983,084	7.73	-	-

Note:-

a *Calculation of percentage shareholding is based on the enlarged issued and paid-up share capital of the Company and assuming the full exercise of the Proposed ESOS of up to 15% of the issued and paid-up share capital of the Company.*

5.1.3 NTA

The Proposed ESOS will not have any immediate effect on the NTA of the LICB Group until such time when the Options are exercised. However, assuming that all other relevant factors remain constant, the NTA per Share of the Group may increase or decrease depending on the Subscription Price of the Options, which is to be determined on the Date of Offer, and the number of new Shares issued upon the exercise of the Options.

The pro-forma effects of the Proposed ESOS on the NTA per Share of the Group based on the unaudited consolidated balance sheet as at 31 March 2005 are as follows:-

	Unaudited as at 31.03.2005 RM'000	I After Exercise of Options under Previous ESOS from 01.04.2005 to 14.05.2005 [a] RM'000	II After I and Full Exercise of Options under Proposed ESOS [b] RM'000
Issued capital	693,699	697,056	801,614
Share premium	515,190	515,190	529,828
Other reserves	1,118,933	1,118,933	1,118,933
Shareholders' equity	2,327,822	2,331,179	2,450,375
Less: Intangibles	(318,331)	(318,331)	(318,331)
NTA	2,009,491	2,012,848	2,132,044
NTA per Share (RM)	2.90	2.89	2.66

Notes:-

a *The Company's previous ESOS expired on 14 May 2005.*

b *Assuming that all the Options are granted at a Subscription Price of RM1.14 per Share, based on the weighted average market price of the Shares for the last five (5) Market Days on which the Shares were traded up to 30 June 2005, being RM1.26, with a discount of 10%.*

5.1.4 Earnings

The Proposed ESOS will not have any immediate effect on the EPS of the LICB Group for the financial year ending 30 June 2006. Any potential effect on the EPS of the LICB Group would depend on the number of new Shares issued and the Subscription Price payable upon the exercise of the Options as well as the utilisation of the proceeds raised from the Options exercised.

5.1.5 Dividends

The Proposed ESOS is not expected to have any material effect on the policy of the Company in recommending dividends to its shareholders.

5.2 Proposed Increase in Authorised Share Capital

The Proposed Increase in Authorised Share Capital will not have any effect on the issued and paid-up share capital, substantial shareholders' shareholdings and dividends of the Company, and the NTA and earnings of the LICB Group.

6. CONDITIONS AND APPROVALS REQUIRED

The Proposed ESOS and the Proposed Increase in Authorised Share Capital are inter-conditional.

The Proposals are subject to the following approvals:-

(a) Bursa Securities for the listing of and quotation for the new Shares to be issued pursuant to the exercise of the Options under the Proposed ESOS; and

(b) The shareholders of the Company for the Proposals at an EGM to be convened.

7. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Datuk Cheng Yong Kim, the Managing Director and a substantial shareholder of the Company, and Dato' Kamaruddin @ Abas bin Nordin, an Executive Director of a company within the LICB Group, are deemed interested in the Proposed ESOS by virtue of their entitlement to participate in the Proposed ESOS. In addition, Cheng Yong Liang, who is a Non-Independent Non-Executive Director of LICB and is the brother of Datuk Cheng Yong Kim, does not consider himself to be independent of the Proposed ESOS.

Datuk Cheng Yong Kim, Dato' Kamaruddin @ Abas bin Nordin and Cheng Yong Liang shall hereinafter be collectively referred to as the **"Interested Directors"**.

The Interested Directors have abstained and will continue to abstain from all deliberations and voting in respect of their entitlements under the Proposed ESOS at Board meetings. They will abstain from voting in respect of their direct and/or indirect shareholdings in the Company on the shareholders' resolutions pertaining to the Proposed ESOS and their entitlements under the Proposed ESOS to be tabled at the forthcoming EGM.

The Interested Directors will also ensure that persons connected with them (including the substantial shareholders) who have interests in the Shares in the Company will abstain from voting on the shareholders' resolutions pertaining to the Proposed ESOS and their entitlements under the Proposed ESOS.

The substantial shareholders connected with the Interested Directors are Tan Sri William H.J. Cheng, Lion Realty Pte Ltd, Lion Development (Penang) Sdn Bhd, Horizon Towers Sdn Bhd, LDH (S) Pte Ltd, Lion Diversified Holdings Berhad, Lion Corporation Berhad, Megasteel Sdn Bhd and Limpahjaya Sdn Bhd. The substantial shareholders' shareholdings in the Company are disclosed in Section 5.1.2 of this Circular.

Tan Sri William H.J. Cheng, a substantial shareholder of the Company, is a person connected to Wong Yi-Lin, an executive employee of a subsidiary of the Company who is entitled to participate in the Proposed ESOS. Tan Sri William H.J. Cheng will abstain from voting in respect of his direct and/or indirect shareholdings in the Company on the shareholders' resolutions pertaining to the Proposed ESOS and Wong Yi-Lin's entitlement under the Proposed ESOS to be tabled at the forthcoming EGM.

Tan Sri William H.J. Cheng will also ensure that persons connected with him who have interests in the Shares of the Company will abstain from voting on the shareholders' resolutions pertaining to the Proposed ESOS and Wong Yi-Lin's entitlement under the Proposed ESOS.

The direct and/or indirect interests of the Interested Directors in the Company as at 30 June 2005 and their entitlements under the Proposed ESOS are set out below:-

Name of Director	Direct		Indirect		Maximum Entitlement under Proposed ESOS (No. of Options)
	No. of Shares	%	No. of Shares	%	
Datuk Cheng Yong Kim	1,600,689	0.23	299,998,443	43.04	700,000
Dato' Kamaruddin @ Abas bin Nordin	202,500	0.03	-	-	250,000
Cheng Yong Liang	47,880	0.01	-	-	-

Save as disclosed above, none of the other directors or substantial shareholders of the Company or persons connected with them has any interest, direct or indirect, in the Proposed ESOS.

None of the directors or substantial shareholders of the Company or persons connected with them has any interest, direct or indirect, in the Proposed Increase in Authorised Share Capital.

8. EGM

An EGM, the notice of which is enclosed with this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 23 August 2005 at 11.00 a.m. for the purpose of considering and, if thought fit, passing the relevant resolutions so as to give effect to the Proposals.

If you are unable to attend and vote in person at the EGM, you are requested to complete, sign and return the enclosed Form of Proxy in accordance with the instructions printed thereon as soon as possible so as to arrive at the Registered Office of the Company not less than forty-eight (48) hours before the time for holding the EGM. The completion and return of the Form of Proxy does not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

9. DIRECTORS' RECOMMENDATION

After having considered all aspects of the Proposals, the Board, other than the Interested Directors in respect of the Proposed ESOS, is of the opinion that the Proposals are in the best interests of the Company and its shareholders.

Accordingly, the Board, other than the Interested Directors in respect of the Proposed ESOS, recommends that you vote in favour of the resolutions pertaining to the Proposals to be tabled at the forthcoming EGM.

10. FURTHER INFORMATION

Shareholders are requested to refer to the Appendices for further information.

Yours faithfully
For and on behalf of the Board
LION INDUSTRIES CORPORATION BERHAD

TAN SRI DATO' MUSA BIN HITAM
Chairman

1. NAME OF SCHEME

This Scheme shall be called the "Lion Industries Corporation Berhad Executive Share Option Scheme".

2. OBJECTIVES OF SCHEME

The objectives of the Scheme are:-

(a) to provide an opportunity for Eligible Executives to participate as shareholders of the Company;

(b) to reward and retain Eligible Executives whose services are vital to the continued growth of the Group; and

(c) to motivate Eligible Executives towards better performance through greater loyalty to the Group.

3. DEFINITIONS AND INTERPRETATION

3.1 In these Bylaws, the following terms and expressions shall have the following meanings:-

"Act"	-	The Companies Act, 1965, as amended from time to time, and any re-enactment thereof
"Available Balance"	-	The unissued share capital of the Company which is available for the offer of further Options subject to the limit set out in Bylaw 4.2 and after deducting all Options which have been offered and accepted
"Board"	-	The Board of Directors of the Company
"Bursa Securities"	-	Bursa Malaysia Securities Berhad
"Bylaws"	-	The rules, terms and conditions of the Scheme (as may be amended, varied or supplemented from time to time in accordance with Bylaw 22)
"CDS"	-	Central Depository System
"CDS Account"	-	An account established by Bursa Malaysia Depository Sdn. Bhd. for a depositor for the recording of deposits of securities and dealings in such securities by the depositor
"Date of Expiry"	-	The last day of the duration of the Scheme as provided in Bylaw 19.3
"Date of Offer"	-	The date on which an Offer is made by the Option Committee to an Eligible Executive in the manner provided in Bylaw 7
"Effective Date"	-	The effective date for the launching/implementation of the Scheme as provided in Bylaw 19.1
"Eligible Executive"	-	A natural person who fulfils the conditions of eligibility stipulated in Bylaw 5.1. Eligible Executives include Executive Directors

"Entitlement Date"	-	The date as at the close of business on which shareholders' names must appear in LICB's Record of Depositors in order to participate in any dividends, rights, allotments or other distributions
"Executive Director"	-	A natural person who holds a directorship on a full time executive capacity in any company in the LICB Group and is on the payroll of such company
"Grantee"	-	An Eligible Executive who has accepted an Offer in the manner provided in Bylaw 8
"LICB" or "Company"	-	Lion Industries Corporation Berhad, a public limited company incorporated in Malaysia and listed on the Main Board of Bursa Securities
"LICB Group"	-	The Company and its subsidiaries as defined in Section 5 of the Act, which are not dormant. Subsidiaries include subsidiaries which are existing as at the Effective Date and subsidiaries which are incorporated or acquired at any time during the duration of the Scheme, but exclude subsidiaries which have been divested in the manner provided in Bylaw 17.2 and subsidiaries which have their own executive share option scheme
"Lion Group"	-	LICB, Amalgamated Containers Berhad, Amsteel Corporation Berhad, Lion Corporation Berhad, Lion Diversified Holdings Berhad, Lion Forest Industries Berhad and Silverstone Corporation Berhad, and their subsidiaries collectively
"Listing Requirements"	-	The Listing Requirements of Bursa Securities including any amendments, press releases, flexibilities and announcements made in respect thereto from time to time
"Market Day"	-	Any day from Monday to Friday (both days inclusive) which is not a public holiday and on which Bursa Securities is open for the trading of securities
"Maximum Entitlement"	-	The maximum number of Options that can be offered to an Eligible Executive as stipulated in Bylaw 6.1
"Offer"	-	A written offer made by the Option Committee to an Eligible Executive in the manner provided in Bylaw 7
"Option"	-	The right of a Grantee to subscribe for one (1) new Share for each Option pursuant to the contract constituted by acceptance by the Grantee in the manner provided in Bylaw 8 of an Offer made to such Grantee by the Option Committee pursuant to Bylaw 7
"Option Committee"	-	A committee comprising directors and/or senior management personnel appointed by the Board to administer the Scheme
"Option Period"	-	The period commencing from the Date of Offer and expiring on the Date of Expiry of the Scheme as provided in Bylaw 19.3. In the event that the duration of the Scheme shall be extended, the Date of Expiry of the Scheme shall be the date of expiry as so extended.

"Scheme"	-	The scheme for the granting of Options to Eligible Executives to subscribe for new Shares upon the Bylaws set out herein
"Share(s)"	-	Ordinary share(s) of RM1.00 each in the Company
"Subscription Price"	-	The price at which a Grantee shall be entitled to subscribe for each new Share as calculated in accordance with the provisions of Bylaw 11
"Substantial Shareholder"	-	Shall have the meaning given in Section 69D of the Act

3.2 Headings are for ease of reference only and do not affect the meaning of a Bylaw.

3.3 References to the provisions of statutes include such provisions as amended or re-enacted from time to time, and references to statutes include any consolidations, replacements or revisions of the same.

3.4 Words importing the masculine gender shall include the feminine and neuter genders.

3.5 Words importing the singular number shall include the plural number and vice versa.

4. TOTAL NUMBER OF SHARES AVAILABLE UNDER THE SCHEME

4.1 Each Option shall be exercisable in relation to one (1) new Share only in accordance with the provisions of these Bylaws.

4.2 The aggregate number of Options exercised and Options offered and to be offered under the Scheme shall not exceed fifteen per centum (15%) of the issued and paid-up ordinary share capital of the Company at any one time during the duration of the Scheme as provided in Bylaw 19.3, and further, the following shall be complied with:-

(a) not more than fifty per centum (50%) of the Shares available under the Scheme shall be allocated, in aggregate, to Executive Directors and senior management; and

(b) not more than ten per centum (10%) of the Shares available under the Scheme shall be allocated to any Eligible Executive who, either singly or collectively through persons connected with him or her (as defined in paragraph 1.01 of the Listing Requirements), holds twenty per centum (20%) or more of the issued and paid-up capital of the Company.

4.3 Notwithstanding Bylaw 4.2 above nor any other provision herein contained, in the event the number of new Shares comprised in the Options granted under the Scheme exceeds the aggregate of fifteen per centum (15%) of the issued and paid-up ordinary share capital of the Company as a result of the Company purchasing its own Shares pursuant to Section 67A of the Act or undertaking any other corporate proposal and thereby diminishing the issued and paid-up capital of the Company, the Options granted shall remain valid and exercisable in accordance with these Bylaws. However, in such a situation, the Option Committee shall not make any further Offer, unless and until such time when the number of Options granted and to be granted under the Scheme will not exceed fifteen per centum (15%) of the issued and paid-up capital of the Company.

4.4 The Company will keep available sufficient unissued Shares in its authorised share capital to satisfy all outstanding Options throughout the duration of the Scheme.

5. ELIGIBILITY

5.1 Persons who fulfil the following conditions shall be eligible to participate in the Proposed ESOS:-

5.1.1 Executive Employees

(a) must be at least eighteen (18) years of age on the Date of Offer;

(b) must fall under one (1) of the categories of executives listed in Bylaw 6.1;

(c) must have been confirmed as an executive and must have served the Lion Group on a continuous full time basis for a period of not less than six (6) months on the Date of Offer and is on the payroll of any company in the LICB Group subject to Bylaw 5.5; and

(d) (i) where a person is employed by a company which is not within the Lion Group and which is acquired by the LICB Group during the duration of the Proposed ESOS and becomes a subsidiary of the Company upon such acquisition, he must have completed a continuous service period of at least six (6) months in the LICB Group following the date such company becomes or is deemed to be a subsidiary; or

(ii) where a person, whether a Malaysian citizen or not, who on the Date of Offer is serving under a contract of employment for a continuous term of not less than one (1) year (inclusive of the original contract and any extensions) **("Contract Employee")**

5.1.2 Executive Director

An Executive Director of a company within the LICB Group who has held office for at least six (6) months in the LICB Group, whose entitlement under the Proposed ESOS has been approved by shareholders of the Company in general meeting, and who is not prohibited or disallowed by the relevant authorities from participating in the Proposed ESOS

provided always that the selection of any Eligible Executive for participation in the Proposed ESOS shall be at the discretion of the Option Committee and the decision of the Option Committee shall be final and binding.

5.2 The Option Committee has the discretion not to make further additional Offers regardless of the amount of the Available Balance.

5.3 Subject to Bylaws 4.2 and 6.1, in the event that the Option Committee has determined that certain Eligible Executives are entitled to be offered additional Options and the Available Balance is insufficient to grant their full additional entitlements, the Available Balance may be distributed on such basis as the Option Committee may determine.

5.4 No Eligible Executive shall participate at any time in more than one (1) executive share option scheme currently implemented by any company within the Lion Group.

5.5 Employees of dormant companies within the LICB Group are not eligible to participate in the Scheme.

5.6 Each Executive Director can only participate in the Scheme in one (1) capacity irrespective of the number of directorships he holds in the LICB Group.

6. MAXIMUM ENTITLEMENT AND BASIS OF ALLOTMENT

6.1 The categories of Eligible Executives who are eligible to participate in the Scheme and their Maximum Entitlements are as follows:-

Category of Eligible Executive	Grade	Maximum Entitlement (No. of Options)
Group Chairman	S1	700,000
Group Executive Directors	S2	500,000
Chief Executive Officers / Executive Directors / Managing Directors	A1	400,000
	A2	350,000
	A3	300,000
General Managers / Senior Managers	B1	250,000
	B2	200,000
	B3	150,000
Managers	C1	100,000
	C2	80,000
	C3	60,000
Executives	D1	40,000
	D2	30,000
	D3	20,000

6.2 (a) An Offer by the Option Committee to an Eligible Executive shall be subject to a minimum of one hundred (100) Options and in multiples of one hundred (100) Options.

(b) In the event that an Eligible Executive is moved to a higher category, his Maximum Entitlement shall be increased in accordance with the scale provided in Bylaw 6.1 upon his confirmation in the higher category. However, Options that have been offered to him under the lower categories shall be considered as part of his increased Maximum Entitlement.

(c) In the event that an Eligible Executive is moved to a lower category, the following provisions shall apply:-

(i) his Maximum Entitlement shall be reduced in accordance with the scale provided in Bylaw 6.1;

(ii) in the event that the total number of Options which have been offered to him up to the date he is moved to the lower category is greater than his Maximum Entitlement under such lower category, he shall be entitled to continue to hold and to exercise all unexercised Options held by him on such date but he shall not be entitled to be offered any further Options unless and until he is subsequently moved to a higher category or there is an increase to his Maximum Entitlement under such lower category pursuant to an amendment of Bylaw 6.1, so that his Maximum Entitlement is increased to an amount greater than the total number of Options which have already been offered to him; and

(iii) in the event that the total number of Options which have been offered to him up to the date he is moved to the lower category is less than his Maximum Entitlement under such lower category, he shall be entitled to continue to hold and to exercise all unexercised Options held by him on such date and, subject to Bylaw 6.3, to be offered further Options up to his Maximum Entitlement under such lower category.

6.3 Notwithstanding Bylaw 6.1, the number of Options to be offered to each Eligible Executive shall, subject to each Eligible Executive's Maximum Entitlement, be at the discretion of the Option Committee. In exercising its discretion, the Option Committee shall take into consideration the seniority, performance and length of service of each Eligible Executive. The Option Committee shall not be obliged in any way to offer to an Eligible Executive all of the specified Maximum Entitlement. The decision of the Option Committee shall be final and binding.

6.4 The Option Committee may at its discretion introduce additional categories of employees which it shall deem necessary during the duration of the Scheme provided always that the Maximum Entitlements in respect of these additional categories are in compliance with the relevant Listing Requirements and applicable laws.

6.5 The Option Committee may make more than one (1) Offer to an Eligible Executive provided that the aggregate number of Options offered to an Eligible Executive throughout the entire duration of the Scheme does not exceed his Maximum Entitlement.

7. OFFER

7.1 During the duration of the Scheme, the Option Committee may at its discretion at any time and from time to time make an Offer in writing to an Eligible Executive to take up Options entitling him to subscribe for new Shares in the Company in accordance with the terms of the Scheme, subject to the Eligible Executive's Maximum Entitlement under Bylaw 6.1 hereof.

7.2 The Option Committee shall state the following particulars in the letter of Offer:-

(a) the number of Options that are being offered to the Eligible Executive;

(b) the number of Shares which the Eligible Executive shall be entitled to subscribe for upon the exercise of the Options being offered;

(c) the Option Period;

(d) the Subscription Price;

(e) the Offer Period as defined in Bylaw 7.3; and

(f) the criteria for allocation of the Options.

7.3 An Offer shall be valid for a period of forty-five (45) days from the Date of Offer **("Offer Period")**.

7.4 No Offer shall be made to any Executive Director of the LICB Group or any employee who is a person connected with an Executive Director or a substantial shareholder of the LICB Group unless such Offer and the related allotment of Shares have previously been approved by the shareholders of the Company in a general meeting.

7.5 Without prejudice to Bylaw 21, in the event of an error on the part of the Company in stating any of the particulars referred to in Bylaw 7.2, the following provisions shall apply:-

(a) within one (1) month after the discovery of the error, the Company shall issue a supplemental letter of Offer, stating the correct particulars referred to in Bylaw 7.2; and

(b) in the event that the error relates to the Subscription Price, the Subscription Price applicable in the supplemental letter of Offer shall be the correct Subscription Price applicable as at the date of the original letter of Offer, but it shall not apply to any Options which have already been exercised as at the date of issue of the supplemental letter of Offer.

8. ACCEPTANCE

8.1 An Offer shall be accepted by an Eligible Executive within the Offer Period by written notice or in such manner as specified in the letter of offer to the Company accompanied by a payment to the Company of a nominal non-refundable consideration of Ringgit Malaysia One (RM1.00) only for the grant of the Options. The Internal Audit Department of the Company shall verify the acceptance records one (1) week after the close of the Offer Period.

8.2 If an Offer is not accepted in the manner aforesaid, the Offer shall automatically lapse upon the expiry of the Offer Period and the number of Options offered pursuant to the said Offer shall be deducted from the Maximum Entitlement of the Eligible Executive, and the Eligible Executive shall not be entitled to be offered that number of Options in any Offers made to him in the future. However, Options not taken up resulting from the non-acceptance of Offers within the Offer Period shall thereafter form part of the balance of Options available under the Scheme for future Offers.

9. NON-TRANSFERABILITY

9.1 An Option is personal to the Grantee and subject to the provisions of Bylaws 14.2 to 14.7, 16 and 17, is exercisable only by the Grantee personally during his lifetime whilst he is in the employment of any company in the LICB Group.

9.2 An Option shall not be transferred, assigned, disposed of or made subject to any encumbrances by the Grantee save and except in the event of the death of the Grantee as provided under Bylaw 14.3. Any such transfer, assignment, disposal or encumbrance shall result in the automatic cancellation of the Option.

10. EXERCISE OF OPTIONS

10.1 Subject to Bylaws 14.2 to 14.7, 16 and 17, a Grantee shall be allowed to exercise the Options granted to him on the terms set out in the letter of Offer whilst he is in the employment of the LICB Group, and within the Option Period subject to the following limits:-

Maximum Percentage of Options Exercisable in Each Year Commencing From Date of Offer					
Number of Options	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**
Up to 20,000	100%				
20,001 to less than 100,000	40%[1]	30%	30%[2]		
100,000 and above	20%	20%	20%	20%	20%

Notes:-

The above percentages of Options shall be rounded up to the nearest 100 Options. Options which are exercisable in a particular year but are not exercised may be carried forward to subsequent years subject to the Option Period.

1 40% or 20,000 Options, whichever is the higher
2 30% or the remaining number of unexercised Options

10.2 Subject to the discretion of the Option Committee, where a Grantee is serving under a contract of employment, the Grantee may exercise any remaining unexercised Options before the expiry of the contract of employment or before the Date of Expiry, whichever is earlier. All unexercised Options shall be exercisable within 12 months prior to the expiration of the Option Period.

10.3 Any Options, which remain unexercised at the expiry of the Option Period, shall be automatically terminated without any claim against the Company. For the avoidance of doubt, it is hereby stated that the provisions of Bylaws 10.1 and 10.2 are subject to the provisions of this Bylaw 10.3.

10.4 A Grantee shall exercise his Options by notice in writing or in such manner as specified in the letter of offer to the Company in the prescribed form stating the number of Options exercised, the number of Shares relating thereto and the Grantee's individual/nominee CDS Account number **("Exercise Notice")**. The Options shall be exercised in multiples of and not less than one hundred (100) Options. The exercise by a Grantee of some but not all of the Options which have been offered to and accepted by him shall not preclude the Grantee from subsequently exercising any other Options which have been or will be offered to and accepted by him, during the Option Period.

10.5 Every Exercise Notice to exercise Options shall be accompanied by a remittance in Ringgit Malaysia in the form of a banker's draft or cashier's order drawn and payable in Kuala Lumpur, for the full amount of the subscription money in relation to the number of Shares in respect of which the Exercise Notice is given.

10.6 Within ten (10) Market Days of the receipt by the Company of such Exercise Notice and payment, or such other period as may be prescribed by Bursa Securities, the Company shall allot the relevant number of Shares to the Grantee. The said Shares will be credited directly into the Grantee's individual/nominee CDS Account as stipulated by the Grantee in the Exercise Notice and a notice of allotment stating the number of Shares so credited will be issued to the Grantee or its nominee. No physical certificates will be issued. An application will be made for the listing of and quotation for such Shares.

10.7 The Company, the Board and the Option Committee shall not under any circumstances be held liable to any person for any costs, losses, expenses, damages or liabilities howsoever arising in the event of any delay on the part of the Company in allotting and issuing the Shares or in procuring Bursa Securities to list and quote the Shares subscribed for by a Grantee or any delay in receipt or non-receipt by the Company of the Exercise Notice or for any errors in any Offers.

11. SUBSCRIPTION PRICE

The Subscription Price of each Share comprised in any Option shall, subject always to the provisions of Bylaw 15, be the weighted average market price of the Shares for the five (5) Market Days immediately preceding the Date of Offer on which the Shares were traded with a discount of not more than ten per centum (10%), or the par value of the Shares, whichever is the higher.

12. RIGHTS ATTACHING TO SHARES

The new Shares to be allotted upon the exercise of any Options will, upon allotment and issue, rank pari passu in all respects with the existing issued and paid-up Shares in the Company, except that the new Shares will not be entitled to any dividends, rights, allotments or other distributions, the Entitlement Date of which is prior to the date on which these new Shares are credited into the Grantee's individual/nominee CDS Account. The new Shares will be subject to the provisions of the Memorandum and Articles of Association of the Company.

13. HOLDING OF SHARES

The Company encourages Grantees to hold the Shares subscribed for by them for as long as possible although a Grantee may sell the Shares subscribed for by the Grantee at any time after such Shares have been credited to the Grantee's individual/nominee CDS Account. A Grantee should note that the Shares are intended for him to hold as an investment rather than for realisation to yield a quick profit.

14. TERMINATION OF EMPLOYMENT, RETRENCHMENT, TRANSFER, ETC

14.1 Any Option which has not been exercised by a Grantee shall be automatically terminated in the following circumstances:-

(a) termination of employment of the Grantee with the LICB Group for any reason whatsoever, in which event the Option shall be automatically terminated on the Grantee's last day of employment; or

(b) resignation, retirement or removal of an Executive Director of the LICB Group for any reason whatsoever, in which event the Option shall be automatically terminated on the date on which he ceases to be an Executive Director, except in the event where he remains as an Eligible Executive of the LICB Group; or

(c) bankruptcy of the Grantee, in which event the Option shall be automatically terminated on the date when the Company becomes aware that a receiving order has been made against the Grantee by a court of competent jurisdiction; or

(d) upon the happening of any other event which results in the Grantee being deprived of the beneficial ownership of the Option.

Upon the termination of Options pursuant to Bylaw 14.1(a), (b), (c) or (d), the Grantee shall have no right to compensation or damages or any claim against the Company for any loss of any right or benefit or prospective right or benefit under the Scheme which he might otherwise have enjoyed, whether for wrongful dismissal or breach of contract or loss of office or otherwise howsoever arising from his ceasing to hold office or employment or from the suspension of his right to exercise his Options or his Options ceasing to be valid.

14.2 Notwithstanding Bylaw 14.1 above, the Option Committee may at its discretion allow an Option to remain exercisable during the Option Period on such terms and conditions as it shall deem fit if the cessation of employment occurred as a result of:-

(a) retirement under the normal retirement policy of the LICB Group; or

(b) ill-health, injury, physical or mental disability, subject to Bylaw 14.4; or

(c) retrenchment, subject to Bylaw 14.5; or

(d) transfer to any company at the direction of the Company, subject to Bylaws 14.6 and 14.7; or

(e) any other circumstance acceptable to the Option Committee.

In cases falling under paragraphs (a) and (e) above, the Grantee shall be required to make an application to the Option Committee. The Option Committee shall consider such applications on a case-by-case basis and may in its discretion approve or reject an application in whole or in part without giving any reasons thereof and may impose any terms and conditions in granting an approval. The decision of the Option Committee shall be final and binding.

14.3 In the event that a Grantee dies before the expiration of the Option Period and at the date of his death holds any Options which are unexercised, the following provisions shall apply:-

(a) such Options may be exercised by the legal or personal representative of the Grantee **("Representative")**:-

(i) Within twenty-four (24) months after the Grantee's death **("Permitted Period")**; or

(ii) Within the Option Period,

whichever expires first. For the avoidance of doubt, it is hereby stated that Bylaw 10.4 shall be applicable in this event but not Bylaws 10.1 and 10.2;

(b) in the event that the Option Period expires before the Permitted Period, any Options which have not been exercised by the Representative at the expiry of the Option Period shall be automatically terminated and the Representative shall not be entitled to apply for any extension of time for exercising such unexercised Options;

(c) in the event that the Permitted Period expires before the Option Period, the following provisions shall apply:-

(i) the Representative may, at any time before the expiry of the Permitted Period, apply in writing to the Option Committee for an extension of the Permitted Period, stating the reasons as to why the extension is required. If no application is received by the Option Committee before the expiry of the Permitted Period, any Options which have not been exercised by the Representative at the expiry of the Permitted Period shall be automatically terminated;

(ii) the Option Committee shall consider such applications on a case-by-case basis and may in its discretion approve or reject an application in whole or in part without giving any reasons thereof and may impose any terms and conditions in granting an approval. The decision of the Option Committee shall be final and binding. In the event that the Option Committee approves an application in whole or in part, the Representative may exercise the Options which are the subject of the approval within such extension of the Permitted Period as is approved (which shall not exceed the Option Period) and in accordance with the provisions of Bylaw 10.4. Any Options in respect of which an application is rejected shall be automatically terminated at the expiry of the Permitted Period or on the date of the Option Committee's decision, whichever is the later;

(iii) in the event that the Option Committee receives an application after the expiry of the Permitted Period, the Option Committee shall take into account the reasons given by the Representative for the delay in making the application, in exercising the Option Committee's discretion and powers under paragraph (ii) above. In the event that the Option Committee approves an application in whole or in part, the Company shall make an Offer in respect of the Options which are the subject of the approval to the Representative and such Options shall be exercisable:-

(aa) within such period as may be stipulated in the Offer which shall not exceed the Option Period of those Options which were terminated pursuant to paragraph (i) above;

(bb) in accordance with the provisions of Bylaw 10.4; and

(cc) at the Subscription Price applicable in respect of the Options which were terminated pursuant to paragraph (i) above.

14.4 In the event that a Grantee (or his personal or legal representative) notifies the Company that he is unable to perform his duties and produces a valid medical certificate stating ill health, injury, physical or mental disability, and therefore his employment will cease, the Grantee (or his personal or legal representative as the case may be) may exercise his unexercised Options within three (3) months after he has notified the Company. Thereafter, any Options held by the Grantee at the expiry of the said period shall be automatically terminated.

14.5 In the event that a Grantee is notified that he will be retrenched or where he is given an offer by his employer as to whether he wishes to accept retrenchment upon certain terms, the Grantee may exercise his unexercised Options within three (3) months after he receives such notice or after his last day of employment, whichever is later. Thereafter, any Options held by the Grantee at the expiry of the said period shall be automatically terminated.

14.6 In the event that a Grantee is notified that he will be transferred to a company outside the LICB Group, the Grantee may exercise his unexercised Options within one (1) month after he is notified or after the date of his transfer, whichever is later. Thereafter, any Options held by the Grantee at the expiry of the said period shall be automatically terminated.

14.7 In the event that a Grantee is notified that he will be transferred to a company within the LICB Group that has its own employees share option scheme, the Grantee may exercise his unexercised Options within one (1) month after he is notified or after the date of his transfer, whichever is later. Thereafter, any Options held by the Grantee at the expiry of the said period shall be automatically terminated.

14.8 In the event that a Grantee is subject to disciplinary proceedings (whether or not such disciplinary proceedings will give rise to a dismissal or termination of service), the Option Committee shall have the right, at its discretion, to suspend the rights of the Grantee to exercise his Options pending the outcome of such disciplinary proceedings. The Option Committee may impose such terms and conditions as the Option Committee shall deem appropriate having regard to the nature of the charges made or brought against the Grantee PROVIDED ALWAYS THAT in the event that such Grantee shall subsequently be found not guilty of the charges which gave rise to such disciplinary proceedings, the Option Committee shall reinstate the rights of such Grantee to exercise his Options.

15. ALTERATION OF CAPITAL

15.1 Subject to Bylaw 15.3, in the event of any alteration in the capital structure of the Company during the Option Period, whether by way of a rights issue, bonus issue or other capitalisation issue, consolidation or subdivision of Shares or reduction of capital or otherwise howsoever, the Company shall cause such adjustment to be made to:-

(a) the number of Options granted to each Grantee; and/or

(b) the Subscription Price

as shall be necessary to give a Grantee the same proportion of the issued capital of the Company as that to which he was entitled prior to the event giving rise to such adjustment.

The computation for the adjustment to the number of Options granted to each Grantee and/or the Subscription Price is set out in Appendix 1 to these Bylaws.

15.2 The following provisions shall apply in relation to an adjustment which is made pursuant to Bylaw 15.1:-

(a) any adjustment to the Subscription Price shall be rounded up to the nearest one (1) sen and in no event shall the Subscription Price be reduced to an amount which is below the par value of the Shares; and

(b) in determining a Grantee's entitlement to subscribe for Shares, any odd-lot entitlements will be adjusted as follows:-

(i) odd-lot entitlements of less than fifty (50) Options will be rounded down to the nearest one hundred (100) Options; and

(ii) odd-lot entitlements of fifty (50) Options or more will be rounded up to the nearest one hundred (100) Options.

15.3 Bylaw 15.1 shall not be applicable where an alteration in the capital structure of the Company arises from any of the following:-

(a) an issue of Shares pursuant to the exercise of Options under the Scheme; or

(b) an issue of securities as consideration for an acquisition; or

(c) an issue of securities as a private placement; or

(d) an issue of securities as a special issue approved by the relevant governmental authorities; or

(e) a restricted issue of securities; or

(f) an issue of Shares arising from the exercise of any conversion rights in respect of securities convertible into new Shares including but not limited to warrants and convertible loan stocks; or

(g) an issue of further Options to Eligible Executives under these Bylaws; or

(h) a purchase by the Company of its own Shares pursuant to Section 67A of the Act. In this event, the following provisions shall apply:-

(i) if the number of Shares in respect of Options granted by the Company as at the date of designation of the Shares so purchased as treasury Shares or cancellation of such Shares is greater than fifteen per centum (15%) of the issued capital of the Company after such designation or cancellation, the Option Committee shall not make any further Offers; and

(ii) if the number of Shares in respect of Options granted by the Company as at the date of designation of the Shares so purchased as treasury Shares or cancellation of such Shares is less than fifteen per centum (15%) of the issued capital of the Company after such designation or cancellation, the Option Committee may make further Offers only until the total number of Options granted by the Company is equivalent to fifteen per centum (15%) of the issued capital of the Company after such designation or cancellation.

15.4 In the event that the Company enters into any scheme of arrangement or reconstruction pursuant to Part VII of the Act, Bylaw 15.1 shall be applicable in respect of such part(s) of the scheme which involve(s) any alteration(s) in the capital structure of the Company to which Bylaw 15.1 is applicable, but Bylaw 15.1 shall not be applicable in respect of such part(s) of the scheme which involve(s) any alteration(s) in the capital structure of the Company to which Bylaw 15.1 is not applicable as set out in Bylaw 15.3.

15.5 An adjustment pursuant to Bylaw 15.1 shall be made according to the following terms:-

(a) in the case of a rights issue, bonus issue or other capitalisation issue, on the Market Day immediately following the Entitlement Date in respect of such issue; or

(b) in the case of a consolidation or subdivision of Shares or reduction of capital, on the Market Day immediately following the date of allotment of new shares of the Company in respect of such consolidation, subdivision or reduction.

Upon any adjustment being made, the Option Committee shall give notice in writing within a period of twenty-one (21) days from the date of adjustment, to the Grantee, or his legal or personal representative where the Grantee is deceased, to inform him of the adjustment and the event giving rise thereto. Any adjustments other than a bonus issue must be confirmed in writing by the Company's external auditors. Nevertheless, for the avoidance of doubt, by virtue of Bylaw 26, the decision of the Board shall be final and binding in all respects.

15.6 In the event of a dispute in respect of any adjustment, any Grantee may request the Company to seek the opinion of an approved company auditor, acting as an expert and not as an arbitrator and that this be confirmed in writing. In addition, the Company shall in such situations, at the request of any Grantee, furnish such Grantee with a certificate from an approved company auditor stating the opinion of such auditor, acting as an expert and not as an arbitrator. For the purposes of this Bylaw, an approved company auditor shall have the meaning given in Section 8 of the Act. Nevertheless, for the avoidance of doubt, by virtue of Bylaw 26, the decision of the Board shall be final and binding in all respects.

16. TAKE-OVERS AND MERGERS

16.1 In the event of an offer being made for Shares under the Securities Commission Act, 1993 and the Malaysian Code on Take-Overs and Mergers, 1998 and such offer being declared unconditional, the following provisions shall apply:-

(a) a Grantee shall be entitled to exercise all or any of the Options held by him as at the date of such offer being declared unconditional, within a period of six (6) months after such date or by the Date of Expiry, whichever is the earlier. In the event that the Grantee elects not to so exercise some or all of the Options held by him, the unexercised Options shall be automatically terminated on the expiry of the said period of six (6) months or on the Date of Expiry, whichever is the earlier; and

(b) if during the said period of six (6) months or up to the Date of Expiry, whichever is the earlier, the offeror becomes entitled or bound to exercise rights of compulsory acquisition in respect of the Shares under the provisions of the Securities Commission Act, 1993 and gives notice to the Grantee that he intends to exercise such rights on a specific date **("Specified Date")**, the Grantee shall be entitled to exercise all or any of the Options held by him until the expiry of the said period of six (6) months or by the Date of Expiry or one (1) full Market Day immediately preceding the Specified Date, whichever is the earlier. In the event that the Grantee elects not to so exercise some or all of the Options held by him, the unexercised Options shall be automatically terminated on the expiry of the said period of six (6) months or by the Date of Expiry or one (1) full Market Day immediately preceding the Specified Date, whichever is the earlier.

16.2 In the event that the court has sanctioned a compromise or arrangement between the Company and its members for the purpose of, or in connection with, a scheme for reconstruction of the Company or amalgamation with any other company or companies under the provisions of the Act, then the Grantee shall immediately become entitled in the period up to but excluding the date on which such compromise or arrangement becomes effective, to exercise in whole or in part his Options. All unexercised Options held by a Grantee shall be automatically terminated on the date such compromise or arrangement becomes effective.

16.3 For the avoidance of doubt, the limits on the exercise of Options stipulated in Bylaw 10.1 shall not apply in respect of Bylaws 16.1(a), 16.1(b) and 16.2.

17. DIVESTMENT FROM GROUP

17.1 In the event that a company within the LICB Group shall be divested from the LICB Group, a Grantee who is employed by such a company:-

(a) shall be entitled to continue to hold and to exercise all the Options held by him on the date of completion of such divestment within a period of six (6) months from the date of completion of such divestment or by the Date of Expiry, whichever is the earlier. In this instance, the limits on the exercise of Options stipulated in Bylaw 10.1 shall not apply. In the event that the Grantee does not so exercise some or all of such Options, the unexercised Options shall be automatically terminated upon the expiry of the relevant period; and

(b) shall no longer be eligible to participate for further Options under the Scheme as from the date of completion of such divestment.

17.2 For the purposes of Bylaw 17.1, a company shall be deemed to be divested from the LICB Group in the event that such a company would no longer be a subsidiary of the Company pursuant to Section 5 of the Act.

18. WINDING-UP

All outstanding Options shall be automatically terminated in the event that a resolution is passed or a court order is made for the winding-up of the Company.

19. DURATION, EXTENSION AND TERMINATION OF SCHEME

19.1 The effective date for the implementation and launching of the Scheme **("Effective Date")** shall be the date of full compliance with all the relevant requirements of the Listing Requirements including the following:-

(a) submission of the final copy of these Bylaws pursuant to paragraph 6.30F of the Listing Requirements;

(b) receipt of approval-in-principle from Bursa Securities for the listing of the Shares to be issued under the Scheme;

(c) the approval of the Company's shareholders in a general meeting for the Scheme and the approvals of any other relevant authorities; and

(d) the fulfillment of all conditions attaching to the aforesaid approvals, if any.

19.2 The Adviser of the Company shall submit a confirmation letter to Bursa Securities of full compliance pursuant to paragraph 6.30H of the Listing Requirements stating the Effective Date of the Scheme together with a certified true copy of a resolution passed by the shareholders of the Company in general meeting. The confirmation letter shall be submitted to Bursa Securities no later than five (5) Market Days after the Effective Date.

19.3 The Scheme shall be in force for a period of five (5) years from the Effective Date **("Option Period")**. However, the Company may, if the Board deems fit upon the recommendation of the Option Committee, renew the Scheme for up to a further five (5) years. Such renewed Scheme shall be implemented in accordance with the terms of the Bylaws set out herein, save for any amendments and/or changes to the relevant statutes and/or regulations currently in force and shall be valid and binding without further obtaining the approval of the shareholders provided that the Company shall serve appropriate notices on each Grantee and/or make the necessary announcements to Bursa Securities (if required) within thirty (30) days prior to the expiry of the original Scheme.

19.4 Offers can only be made during the duration of the Scheme before the Date of Expiry.

19.5 Notwithstanding anything to the contrary, all unexercised Options shall automatically lapse after 5.00 p.m. on the Date of Expiry.

19.6 Notwithstanding the provisions of Bylaw 19.3, the Scheme may be terminated by the Company prior to the expiry of its duration or tenure PROVIDED ALWAYS THAT prior to the termination of the Scheme, the following conditions must have been satisfied by the Company:-

(a) the approval of the Company's shareholders in general meeting has been obtained prior to the termination; and

(b) the written consent of all Grantees who have yet to exercise their Options, whether in part or in whole, has been obtained.

All unexercised Options shall be deemed to have been terminated and be null and void on the date on which the last of the above-mentioned conditions is fulfilled.

20. SUBSEQUENT EMPLOYEE SHARE OPTION SCHEME

Subject to the approval of the relevant authorities and compliance with the requirements of the relevant authorities, the Company may establish a new employee share option scheme after the Date of Expiry or after the termination of the Scheme pursuant to Bylaw 19.6.

21. ADMINISTRATION

21.1 The Scheme shall be administered by the Option Committee. The Option Committee shall, subject to these Bylaws, administer the Scheme in such manner as it shall think fit.

21.2 Without limiting the generality of Bylaw 21.1, the Option Committee may, for the purpose of administering the Scheme, do all acts and things, rectify any errors in its Offers, execute all documents, and delegate any of its powers and duties relating to the Scheme as it may in its discretion consider to be necessary or desirable for giving effect to the Scheme.

21.3 The Board shall have power at any time and from time to time to rescind the appointment of any person appointed to the Option Committee as it shall deem fit.

22. AMENDMENT

22.1 Subject to Bylaw 22.2, the Option Committee may at any time and from time to time recommend to the Board any additions or amendments to or deletions of these Bylaws as it shall in its discretion think fit and the Board shall have the power by resolution to add to, amend or delete all or any of these Bylaws upon such recommendation subject to the Company submitting a confirmation letter to Bursa Securities for the amendment made, that the said amendment is in compliance with the provisions of the Listing Requirements pertaining to employee share option schemes pursuant to paragraph 2.11 of the Listing Requirements.

22.2 The approval of the shareholders of the Company in general meeting shall not be required PROVIDED THAT no additions or amendments to or deletions of these Bylaws shall be made which will:-

(a) prejudice any rights then accrued to any Grantee without the prior consent or sanction of that Grantee; or

(b) increase the number of Shares available under the Scheme beyond the maximum imposed by Bylaw 4.2; or

(c) provide an advantage to any Grantee or group of Grantees or all Grantees.

22.3 For the purpose of complying with the provisions of Appendix 6F of the Listing Requirements, the provisions of Bylaws 4, 5, 6, 8, 11, 12, 13, 15.1, 19 and this Bylaw 22 shall not be amended or altered in any way whatsoever to the advantage of Eligible Executives or Grantees without the prior approval of shareholders in general meeting.

23. INSPECTION OF ACCOUNTS

All Grantees are entitled to inspect the latest audited accounts of the Company at the registered office of the Company during normal business hours on any working day of the Company.

24. SCHEME NOT A TERM OF EMPLOYMENT

This Scheme shall not confer or be construed to confer on an Eligible Executive any special rights or privileges over the Eligible Executive's terms and conditions of employment nor any rights additional to any compensation or damages that the Eligible Executive may be normally entitled to arising from the cessation of such employment. The Scheme shall not form part of or constitute or be in any way construed as a term or condition of employment of any Eligible Executive.

25. NO COMPENSATION FOR TERMINATION

Eligible Executives shall not be entitled to any compensation for loss or damages arising from the termination of any Options or this Scheme pursuant to the provisions of these Bylaws.

26. DISPUTES

Any disputes arising hereunder shall be referred to the Board, whose decision shall be final and binding in all respects, provided that any directors of the Company who are also in the Option Committee shall abstain from deliberations and voting, and no person shall be entitled to dispute any decision or certification which is stated to be final and binding under these Bylaws.

27. COSTS AND EXPENSES

Save for the following, all fees, costs and expenses incurred in relation to the Scheme, including but not limited to the fees, costs and expenses relating to the allotment and issue of Shares pursuant to the exercise of Options, shall be borne by the Company:-

(a) The RM1.00 consideration payable by the Grantee for the acceptance of the Offer;

(b) The amount payable to Bursa Malaysia Depository Sdn Bhd for the crediting of the Shares into the Grantee's individual/nominee CDS Account;

(c) The processing fees charged by the Registrar; and

(d) Any taxes or duties imposed on the Grantee.

28. ARTICLES OF ASSOCIATION

In the event of a conflict between any of the provisions of these Bylaws and the Articles of Association of the Company, the Articles of Association shall prevail.

ADJUSTMENT TO THE SUBSCRIPTION PRICE OR THE NUMBER OF OPTIONS

The Subscription Price and/or the number of Shares to be comprised in the Options in respect of the right to subscribe for new Shares so far as unexercised to which a Grantee may be entitled from time to time be adjusted, calculated or determined by the Option Committee and certified by the external auditors (acting as experts and not as arbitrators) in accordance with the following relevant provisions:-

(a) If and whenever a Share by reason of any consolidation or subdivision or conversion shall have a different par value, the Subscription Price and the additional Shares comprised in the Options so far as unexercised **(Additional Shares Under Option")** shall be adjusted, calculated or determined in the following manner:-

$$\text{New Subscription Price} = \frac{\text{S x Revised par value for each Share}}{\text{Original par value for each Share}}$$

$$\text{Additional Shares Under Option} = \frac{\text{T x Original par value for each Share}}{\text{Revised par value for each Share}} - \text{T}$$

Where:-

S = Existing Subscription Price; and

T = Existing number of Shares comprised in the Option in respect of the right to subscribe for new Shares so far as unexercised

(The par value shall be adjusted to the revised par value)

Each such adjustment will be effective from the close of business of the Market Day immediately following the date on which the consolidation or subdivision or conversion becomes effective (being the date on which the Shares are trade on Bursa Securities at the new par value) or such other date as may be prescribed by Bursa Securities.

(b) If and whenever the Company shall make an issue of new Shares credited as fully paid, by way of capitalisation of profits or reserves (whether of a capital or income nature and including any share premium account and capital redemption reserve fund), the Subscription Pice shall be adjusted by multiplying it by the following fraction:-

$$\text{New Subscription Price} = \frac{\text{S x A}}{\text{A + B}}$$

Whilst the Additional Shares Under Option shall be calculated in the following manner:-

$$\text{Additional Shares Under Option} = \frac{\text{T x (A + B)}}{\text{A}} - \text{T}$$

Where:-

A = The aggregate number of issued and fully paid-up Shares immediately before such capitalisation issue;

B = The aggregate number of new Shares to be issued pursuant to any allotment credited as fully-paid by way of capitalisation of profits or reserves (whether of a capital or income nature and including any share premium account and capital redemption reserve fund);

S = Existing Subscription Price; and

T = Existing number of Shares comprised in the Option in respect of the right to subscribe for new Shares so far as unexercised

Each such adjustment will be effective (if appropriate, retroactively) on the Market Day immediately following the Entitlement Date for such issue.

(c) If and whenever the Company shall make:-

(i) A Capital Distribution (as defined below) to ordinary shareholders whether on a reduction of capital or otherwise (but excluding any cancellation of capital which is lost or unappropriated by available assets); or

(ii) Any offer or invitation to ordinary shareholders whereunder they may acquire or subscribe Shares by way of rights; or

(iii) Any offer or invitation to ordinary shareholders by way of rights whereunder they may acquire or subscribe for securities convertible into Shares or securities with rights to acquire or subscribe for Shares;

then and in any such case, the Subscription Price shall be adjusted in the following manner:-

$$\text{New Subscription Price} = \frac{S \times (C - D)}{C}$$

Where:-

S = Existing Subscription Price

C = The Current Market Price (as defined in paragraph (h) below) of one (1) Share on the Market Day immediately preceding the date on which the Capital Distribution, or as the case may be, the offer or invitation is publicly announced or (failing any such announcement), immediately preceding the date of the Capital Distribution or, as the case may be, of the offer or invitation; and

D = (A) In the case of an offer or invitation to acquire or subscribe for Shares under paragraph (c)(ii) above or for securities convertible into Shares or securities with rights to acquire or subscribe for Shares under paragraph (c)(iii) above, the value of rights attributable to one (1) Share (as defined below); or

(B) In the case of any other transaction falling within this paragraph (c) , the fair market value, as determined (with the concurrence of the external auditors of the Company) by a licensed merchant bank or universal broker, of that portion of the Capital Distribution attributable to one (1) Share.

For the purpose of definition (A) of "D" above, the "value of rights attributable to one (1) Share" shall be calculated in accordance with the formula:-

$$\frac{C - E}{F + 1}$$

Where:-

C = C in this paragraph (c);

E = The subscription price of one (1) additional Share under the terms of such offer or invitation to acquire or one (1) additional security convertible into Shares or one (1) additional security with rights to acquire or subscribe for Shares;

F = The number of Shares which it is necessary to hold in order to be offered or invited to acquire or subscribe for one (1) additional Share or security convertible into Shares or right to acquire or subscribe for Shares; and

1 = One (1).

In the case of paragraphs (c)(ii) and (c)(iii) above, the Additional Shares Under Option shall be calculated as follows:-

$$\text{Additional Shares Under Option} = T \times \frac{(C)}{(C - D^*)} - T$$

Where:-

T = Existing number of Shares comprised in the Option in respect of the right to subscribe for new Shares so far as unexercised;

C = C in this paragraph (c); and

D* = The "value of the rights attributable to one (1) Share" (as defined below).

For the purpose of D* above, the "value of the rights attributable to one (1) Share" shall be calculated in accordance with the formula:-

$$\frac{C - E^*}{F^* + 1}$$

Where:-

C = C in this paragraph (c);

E* = The subscription consideration of one (1) new Share under the terms of such offer or invitation to acquire or subscribe for one (1) Share;

F* = The number of Shares which it is necessary to hold in order to be offered or invited to acquire or subscribe for one (1) additional Share; and

1 = One (1).

For the purpose of this paragraph (c), "Capital Distribution" shall (without prejudice to the generality of that expression) include distributions in cash or specie or by way of issue of Shares (other than an issue falling within paragraph (b) above) credited as fully or partly paid up by way of capitalisation of profits or reserves (whether of a capital or income nature and including any share premium account or capital redemption reserve fund). Any dividend charged or provided for in the accounts of any period or made shall (whenever paid and howsoever described) be deemed to be a Capital Distribution unless it is paid out of the aggregate of the net profits attributable to the ordinary shareholders as shown in the audited consolidated profit and loss accounts of the Company.

Each such adjustment will be effective (if appropriate, retroactively) from the Market Day immediately following the Entitlement Date for the above transaction.

(d) If and whenever the Company makes any allotment to its ordinary shareholders as provided in paragraph (b) above and also makes any offer or invitation to its ordinary shareholders as provided in paragraph (c)(ii) or paragraph (c)(iii) above and the entitlement date for the purpose of the allotment is also the entitlement date for the purpose for the offer or invitation, the Subscription Price shall be adjusted in the following manner:-

$$\text{New Subscription Price} = \frac{S \times [(G \times C)] + (H \times I)]}{(G + H + B) \times C}$$

and in respect of each case referred to in paragraph (b) and paragraph (c)(ii) above, the Additional Shares Under Option shall be calculated in the following manner:-

$$\text{Additional Shares Under Option} = \frac{T \times [(G + H^* + B) \times C)]}{(G \times C) + (H^* \times I^*)} - T$$

Where:-

G = The aggregate number of issued and fully paid-up Shares on the entitlement date;

C = C in paragraph (c) above;

H = The aggregate number of new Shares under an offer or invitation to acquire or subscribe for Shares by way of rights or under an offer or invitation by way of rights to acquire or subscribe for securities convertible into Shares or with rights to acquire or subscribe for Shares as the case may be;

H* = The aggregate number of shares under an offer or invitation to acquire or subscribe for Shares by way of rights;

I = The subscription price of one (1) additional Share under an offer or invitation to acquire or subscribe for Shares or the exercise price on conversion of securities or exercise of such rights to acquire or subscribe for one (1) additional Share as the case may be:

I* = The subscription price of one (1) additional Share under the offer or invitation to acquire or subscribe for Shares;

B = B in paragraph (b) above;

S = Existing Subscription Price; and

T = Existing number of Shares comprised in the Option in respect of the right to subscribe for new Shares so far as unexercised.

Such adjustment will be effective (if appropriate, retroactively) on the Market Day immediately following the Entitlement Date for such issues.

(e) If and whenever the Company makes any offer or invitation to its ordinary shareholders to acquire or subscribe for Shares as provided in paragraph (c)(ii) above together with an offer or invitation to acquire or subscribe securities convertible into shares or securities with rights to acquire or subscribe for Shares as provided in paragraph (c)(iii) above, the Subscription Price shall be adjusted in the following manner:-

$$\text{New Subscription Price} = \frac{S \times (G \times C) + (H \times I) + (J \times K)}{(G + H + J) \times C}$$

and the Additional Shares Under Option shall be calculated in the following manner:-

Additional Shares Under Option $= \dfrac{T \times (G + H^{*}) \times C}{(G \times C) + (H^{*} \times I^{*})} - T$

Where:-

G = G as in paragraph (d) above;

C = C as in paragraph (c) above;

H = H as in paragraph (d) above;

H* = H* as in paragraph (d) above;

I = I as in paragraph (d) above;

I* = I* as in paragraph (d) above;

J = The aggregate number of Shares to be issued to its ordinary shareholders upon conversion of such exercise of such rights to subscribe for Shares by the ordinary shareholders;

K = The exercise price on conversion of such securities or exercise of such rights to acquire or subscribe for one additional Share;

S = Existing Subscription Price; and

T = Existing number of Shares comprised in the Option in respect of the rights to subscribe for new Shares so far as unexercised.

Such adjustment will be effective (if appropriate, retroactively) on the Market Day immediately following the Entitlement Date for the above transaction.

(f) If and whenever the Company makes an allotment to its ordinary shareholders as provided in paragraph (b) above and also makes an offer or invitation to acquire or subscribe for Shares to its ordinary shareholders as provided in paragraph (c)(ii) above together with rights to acquire or subscribe for securities convertible into or with rights to acquire or subscribe for Shares as provided in paragraph (c)(iii) above and the entitlement date for the purpose of the allotment is also the entitlement date for the purpose of offer or invitation, the Subscription Price shall be adjusted in the following manner:-

New Subscription Price $= \dfrac{S \times [(G \times C) + (H \times I) + (J \times K)]}{(G + H + J + B) \times C}$

and the Additional Shares Under Option shall be calculated in the following manner:-

Additional Shares Under Option $= \dfrac{T \times [(G + H^{*} + B) \times C]}{(G \times C) + (H^{*} \times I^{*})} - T$

Where:-

G = G as in paragraph (d) above;

C = C as in paragraph (c) above;

H = H as in paragraph (d) above;

H* = H* as in paragraph (d) above;

I = I as in paragraph (d) above;

I* = I* as in paragraph (d) above;

J = J as in paragraph (e) above;

K = K as in paragraph (e) above;

B = B as in paragraph (b) above;

S = Existing Subscription Price; and

T = Existing number of shares comprised in the Option in respect of the right to subscribe for new shares so far as unexercised.

Such adjustment will be effective (if appropriate, retroactively) on the Market Day immediately following the Entitlement Date for the above transaction.

(g) If and whenever (otherwise than pursuant to a rights issue available to all ordinary shareholders alike and requiring an adjustment under paragraphs (c)(ii), (c)(iii), (d), (e) or (f) above), the Company shall issue either any Shares or any securities convertible into shares or with rights to acquire or subscribe for Shares, and in any such case the Total Effective Consideration per Share (as define below) is less than ninety per centum (90%) of the Average Price for one (1) Share (as defined below) or, as the case may be, the price at which the Shares will be issued upon conversion of such securities or exercise of such rights is determine, the Subscription Price shall be adjusted in the following manner:-

$$\text{New Subscription Price} = \frac{S \times (L + M)}{L + N}$$

Where:-

L = The number of Shares in issue at the close of business on the Market Day immediately preceding the date on which the relevant adjustment becomes effective;

M = The number of Shares which the Total Effective Consideration (as defined below) would have purchased at the Average Price (exclusive of expenses);

N = The aggregate number of Shares which so issued or in the case of securities convertible into Shares of with rights to acquire or subscribe for Shares, the maximum number (assuming no adjustment of such rights) of Shares issuable upon full conversation of such securities or the exercise in full of such rights; and

S = Existing Subscription Price.

For the purposes of this paragraph (g) the "Total Effective Consideration" shall determined by the directors of the Company with the concurrence of an external auditor and shall be:-

(i) In the case of the issue of Shares, the aggregate consideration receivable by the Company on payment in full for such Shares; or

(ii) In the case of the issue by the Company of securities wholly or party convertible into Shares, the aggregate consideration receivable by the Company on payment in full for such securities or such part of the securities as is convertible together with the total amount receivable by the Company upon full conversion of such securities (if any); or

(iii) In the case of the issue by the Company of securities with rights to acquire or subscription for Shares, the aggregate consideration attributable to the issue of such rights together with the total amount receivable by the Company upon full exercise of such rights.

In each case without any deduction of any commission, discounts or expenses paid, allowed or incurred in connection with the issue thereof, and the "Total Effective Consideration per Share" shall be the Total Effective Consideration divided by the number of Shares issued as aforesaid, or in the case of securities convertible into Shares by the maximum number of Shares issuable on full conversation of such securities or on exercise in full of such rights.

For the purpose of this paragraph (g), the Average Price of a Share shall be the average price of one (1) Share as derived from the last dealt prices for one (1) or more board lots of the Shares as quoted on the Securities Exchange on the Market Days comprised in the period used as a basic upon which the issue price of such Shares is determined.

Each such adjustment will be calculated (if appropriate, retroactively) from the close of business on the Securities Exchange on the Market Day next following the date on which the issue is announced, or (failing any such announcement) on the Market Day next following the date on which the Company determined the offering price of such shares. Each such adjustment will be effective (if appropriate, retroactively) from the commencement of the Market Day next following the completion of the above transaction.

(h) For the purpose of paragraphs (c), (d), (e) and (f), the "Current Market Price" in relation to one (1) Share for any relevant day shall be the average of the last dealt price for the five (5) consecutive Market Days before such date or other period as many be determined in accordance with any guidelines issued, from time to time, by the SC.

The foregoing provisions on adjustment of the Subscription Price shall be subject to the following:-

(i) On any such adjustment the resultant Subscription Price shall be rounded up to the nearest one (1) sen and in no event shall any adjustment (otherwise than upon the consolidation of Shares into Shares of larger par value) involve an increase in the Subscription Price or reduce the number of Shares comprised in the Option so far as unexercised to which the Grantee is already entitled to;

(ii) No adjustment shall be made to the Subscription Price in any case in which the amount by which the same would be reduced in accordance with the foregoing provisions of "would be less than one (1) sen or the number of Shares comprised in the Option so far as unexercised is less than one (1) Share and any adjustment that would otherwise be required then to be made will not be carried forward;

(iii) If an event giving rise to any such adjustment shall be capable of falling within any two (2) or more of paragraphs (a) to (g) in this "Appendix 1" (both inclusive) or if such event is capable of giving rise to more than one adjustment, the adjustment shall be made in such manner as the Directors of the Company and the external auditors or the Company may agree;

(iv) If for any reason an event giving rise to an adjustment to the Subscription Price and/or the number of Shares comprised in the Option so far as unexercised to which a Grantee may be entitled to is cancelled, revoked or not completed, the adjustment shall not be required to be made or shall be reversed with effect from such date and in such manner as the Directors of the Company and the external auditors or the Company may agree; and

(v) No adjustment shall be made in any event whereby the Subscription Price would be reduced to below the par value of a Share and in the event that any adjustment shall result in the Subscription Price be reduced below the par value of a Share, then the adjustment shall be made to the par value of a Share only.

1. RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Board and the directors collectively and individually accept full responsibility for the accuracy of the information given herein and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. MATERIAL LITIGATION

Save as disclosed below, as at 30 June 2005, the Group is not engaged in any material litigation, claims, arbitration or prosecution, either as plaintiff or defendant, and the Board has no knowledge of any proceedings pending or threatened against the Group or of any facts likely to give rise to any proceedings which may materially and adversely affect the financial position or business of the Group:-

(a) In Civil Suit No. K22-40-97 filed on 11 April 1997, Harapan Permai Sdn Bhd, a timber contractor, sued Sabah Forest Industries Sdn. Bhd. **("SFI")**, a 97.78% owned subsidiary of Lion Forest Industries Berhad **("LFIB")** a public listed company and a subsidiary of LICB, for RM184,456,769 for alleged wrongful termination of the Timber Sale Agreement dated 9 November 1992 **("Agreement")**. Under the Indemnity Contracts dated 29 May 1997 and 30 July 1997 **("Indemnity Contracts")**, Avenel Sdn. Bhd. **("Avenel")** had agreed to indemnify LFIB in full against any damages awarded against SFI.

SFI has applied to strike out the suit on the ground that the Agreement is illegal under the Sabah Forest Enactment 1968 **("SFE")**. The Deputy Registrar has on 12 September 2003 dismissed SFI's application to strike out the Plaintiff's claim with costs to the Plaintiff. SFI has filed an appeal to the Judge against the decision of the Deputy Registrar. The hearing of the appeal is fixed on 23 September 2005.

The Board has been advised that SFI has a good defence to the claim.

(b) In Civil Suit No. K22-55-97 filed on 6 May 1997, UNP Plywood Sdn Bhd **("UNP")**, a timber contractor, sued SFI for RM128,874,435 for alleged wrongful termination of the Extraction and Purchasing Agreements dated 28 June 1993 and 13 August 1993 respectively which were entered into by SFI and UNP **("Agreements")**. SFI through its solicitors, Messrs Jayasuriya Kah & Co., terminated the Agreements on grounds that the Agreements and the arrangements between SFI and UNP amounted to an assignment of the Special Timber Licence No. SK7/90 and such assignment contravened Section 24(6) of the SFE, thereby rendering the Agreements illegal. Under the Indemnity Contracts, Avenel had agreed to indemnify LFIB in full against any damages awarded against SFI. At the hearing on 22 September 2000, UNP conceded that the Agreements are illegal insofar as they relate to extraction. The case, which has been fixed on 20 April 2004 for the Defendant's Solicitors to make oral submission in reply to the Plaintiff's Solicitors' submission, has been postponed to a date to be fixed by the Court.

The Board has been advised that SFI has a good defence to the claim.

3. MATERIAL CONTRACTS

Save as disclosed below, neither the Company nor any of its subsidiaries has entered into any material contracts, not being contracts entered into in the ordinary course of business, within the two (2) years immediately preceding 30 June 2005:-

(a) Letter of Offer dated 11 December 2003 issued by Lion Forest Industries Berhad to LICB with the agreement of Sabah Forest Industries Sdn Bhd and Amsteel Mills Sdn Bhd whereby Lion Forest Industries Berhad has agreed to lend up to RM100 million (the sum of which is to be advanced from Lion Forest Industries Berhad's subsidiary, Sabah Forest Industries Sdn Bhd), to LICB to facilitate the financing required by Amsteel Mills Sdn Bhd, a subsidiary of LICB, for the completion of a steel meltshop facility located in Banting, Selangor Darul Ehsan. This Letter of Offer superceded the letter of offer dated 9 June 2003 by Sabah Forest Industries Sdn Bhd to Amsteel Mills Sdn Bhd.

(b) Conditional Deferment Agreement dated 12 March 2004 made between LICB and Likom Computer System Sdn Bhd, which supercedes the Conditional Deferement Agreement dated 29 January 2003 made between LICB and Likom Computer System Sdn Bhd whereby LICB and Likom Computer System Sdn Bhd, have agreed to further defer the redemption date of the remaining 41,613,000 cumulative redeemable preference shares of RM0.01 each in Likom Computer System Sdn Bhd held by LICB from 28 December 2003 to 28 June 2005, subject to the terms and conditions contained therein.

(c) Supplemental Trust Deed dated 29 March 2004 between LICB and Amanah Raya Berhad amending certain terms in the Trust Deed dated 10 March 2003 including the variation of the redemption dates of 31 December 2003 and 31 December 2004 and amounts payable to the bondholders.

(d) Financing Agreement dated 23 June 2004 among Sabah Forest Industries Sdn Bhd, Lion Forest Industries Berhad, LICB and Amsteel Mills Sdn Bhd whereby Lion Forest Industries Berhad lend up to RM100 million (the sum of which is advanced from Lion Forest Industries Berhad's subsidiary, Sabah Forest Industries Sdn Bhd) to LICB which in turn advance to its subsidiary, Amsteel Mills Sdn Bhd to facilitate the completion of a steel meltshop facility located in Banting, Selangor Darul Ehsan upon the terms and conditions therein contained.

(e) Letter of Offer dated 11 August 2004 from TMW Lion GmBH, duly accepted by Lion Klang Parade Bhd, a wholly-owned subsidiary of LICB, wherein TMW Lion GmBH offered to purchase from Lion Klang Parade Bhd the shopping complex known as Klang Parade (excluding the vacant land measuring approximately 2.080 acres in area located in front of Klang Parade), erected on a portion of the freehold land held under land title H.S. (D) 35131 PT 19261, Mukim Kapar, Daerah Klang, Negeri Selangor Darul Ehsan, with a total land area measuring approximately 7.405 acres, for a total cash consideration of RM107,651,000.00.

(f) Conditional Share Sale and Purchase Agreement dated 8 November 2004 between LICB, LLB Harta (M) Sdn Bhd, a wholly-owned subsidiary of LICB and TMW Lion GmbH for:-

    (i) the disposal of the entire equity interest in Lion Klang Parade Bhd comprising 5,466,540 ordinary shares of RM1.00 each credited as fully paid for a total cash consideration of RM1.00; and

(ii) the assumption and payment of inter-company balances owing by Lion Klang Parade Bhd to LLB Harta (M) Sdn Bhd, to be computed based on the gross acquisition value of the shopping complex known as Klang Parade, owned by Lion Klang Parade Bhd of RM109.642 million adjusted for the net trade assets or liabilities to be assumed or cause to be assumed by TMW Lion GmbH, based on the proforma balance sheet of Lion Klang Parade Bhd as at the date of completion of the disposal of Lion Klang Parade Bhd **("LKPB Interco Payment")**. The LKPB Interco Payment shall constitute full and proper discharge of the inter-company balances owing by Lion Klang Parade Bhd to LLB Harta (M) Sdn Bhd.

(g) Conditional Joint-Venture Agreement dated 11 December 2004 between Lion Rubber Industries Sdn Bhd, a wholly-owned subsidiary of Lion Forest Industries Berhad and Shandong LuHe Group Co Ltd to incorporate a new joint-venture company in the province of Shandong, the People's Republic of China, to operate a tyre business in the People's Republic of China, at the interest ratio of 75:25 respectively.

(h) Conditional Sale and Purchase of Shares Agreement dated 31 January 2005 among Silverstone Corporation Berhad, Quay Class Ltd, a wholly-owned subsidiary of Lion Forest Industries Berhad and Lion Forest Industries Berhad for the disposal by Silverstone Corporation Berhad of the entire equity interest in Silverstone Berhad comprising 203,877,500 ordinary shares of RM1.00 each for a total consideration of RM225,000,000.00 to be settled in the following manner:-

(i) RM72,610,000.00 to be settled by way of the issuance by Lion Forest Industries Berhad of 26,500,000 new ordinary shares of RM1.00 each in Lion Forest Industries Berhad at an issue price of RM2.74 each; and

(ii) RM152,390,000.00 to be settled by Quay Class Ltd in the following manner:

(aa) RM20,000,000.00 on or before 15 December 2006;
(bb) RM35,000,000.00 on or before 15 December 2007;
(cc) RM35,000,000.00 on or before 15 December 2008; and
(dd) RM62,390,000.00 on or before 15 December 2009

It is also a term of the said agreement that Quay Class Ltd shall assume the net inter-company balances payable by Silverstone Corporation Berhad, its subsidiaries and associated companies to Silverstone Berhad as at the completion date of the said agreement.

(i) Conditional Joint Venture Agreement dated 17 March 2005 between Lion Forest Industries Berhad and Pemerintah Kabupaten Malinau (the Regency Government of Malinau) **("PKM")** to incorporate a new joint-venture company to be known as PT Lion Intimung Malinau or such other name as may be approved to undertake the development of 40,000 hectares of oil palm plantation and the construction of 2 crude palm oil mills in Malinau Regency, Kalimantan Timur, Republic of Indonesia with a proposed registered and paid-up capital of USD5 million (equivalent to approximately RM19 million) at the equity shareholding ratio of 95:5 respectively.

(j) Supplemental Agreement dated 19 April 2005 to the Conditional Sale and Purchase of Shares Agreement dated 31 January 2005 between Silverstone Corporation Berhad, Quay Class Ltd and Lion Forest Industries Berhad to clarify terms therein including the clarification that Quay Class Ltd shall satisfy or cause the total purchase consideration of RM225,000,000 to be satisfied on the completion date and that Lion Forest Industries Berhad shall allot and issue the 26,500,000 new Lion Forest Industries Berhad shares being part settlement of the total purchase consideration of RM225,000,000 on the completion date.

4. CONSENT

The written consent of AmMerchant Bank to the inclusion of its name in the form and context in which it appears in this Circular, has been given before the issue of this Circular and has not subsequently been withdrawn.

5. MARKET PRICES OF LICB SHARES

The monthly highest and lowest prices of the Shares as traded on Bursa Securities for the last twelve (12) months from July 2004 to June 2005 are as follows:-

	High (RM)	Low (RM)
2004		
July	0.96	0.91
August	0.95	0.85
September	1.00	0.94
October	1.33	0.94
November	1.91	1.46
December	1.92	1.69
2005		
January	1.82	1.47
February	1.63	1.36
March	1.58	1.33
April	1.55	1.28
May	1.46	1.23
June	1.41	1.11

(Source: Bloomberg)

The last transacted price of the Shares on Bursa Securities on 23 February 2005, being the last Market Day prior to the announcement of the Proposed ESOS, was RM1.52.

The last transacted price of the Shares on Bursa Securities on 29 July 2005, being the latest practicable date prior to the printing of this Circular, was RM1.22.

6. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the registered office of the Company during business hours from Mondays to Fridays (except public holidays) from the date of this Circular up to and including the date of the EGM:-

(a) The Memorandum and Articles of Association of the Company;

(b) The audited consolidated financial statements of the Company for the past two (2) financial years ended 30 June 2003 and 2004;

(c) The announcement of the unaudited consolidated financial statements of the Company for the nine (9) months ended 31 March 2005;

(d) The Bylaws of the Proposed ESOS as set out in Appendix I;

(e) The cause papers in relation to the material litigation referred to in Section 2 above;

(f) The material contracts referred to in Section 3 above; and

(g) The letter of consent referred to in Section 4 above.

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LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 23 August 2005 at 11.00 a.m., for the purpose of considering and, if thought fit, passing the following Ordinary Resolutions:-

ORDINARY RESOLUTION 1
PROPOSED EXECUTIVE SHARE OPTION SCHEME

THAT contingent upon the passing of Ordinary Resolution 5 below and subject to the approval-in-principle of Bursa Malaysia Securities Berhad for the listing of and quotation for the new ordinary shares to be issued hereunder and the approvals of any other relevant authorities (if required), the Directors be and are hereby authorised:-

(a) To establish and administer for the benefit of eligible executives including Executive Directors of the Company and its subsidiaries which are not dormant **("Eligible Executives")**, an executive share option scheme to be identified as the **"Lion Industries Corporation Berhad Executive Share Option Scheme" ("ESOS")** under which offers of options shall be granted in accordance with the provisions of the ESOS Bylaws (as contained in Appendix I of the Circular dated 5 August 2005) **("Bylaws")** for the subscription of new ordinary shares of RM1.00 each **("Shares")** in the capital of the Company and to give effect to the ESOS with full power to assent to any conditions, variations, modifications and/or amendments as may be required or approved by the relevant authorities;

(b) To allot and issue from time to time during the duration of the ESOS such number of new Shares to Eligible Executives up to fifteen per centum (15%) of the issued and paid-up share capital of the Company at any one time as may be required to be issued pursuant to the exercise of the options and that such new Shares shall, upon allotment and issue, rank *pari passu* in all respects with the existing Shares in the Company in accordance with the provisions of the Bylaws except that the new Shares will not be entitled to any dividends, rights, allotments and/or any other distributions, the entitlement date of which is prior to the date on which the new Shares are credited into the grantee's individual/nominee securities account maintained with Bursa Malaysia Depository Sdn Bhd; and

(c) To modify and/or amend the terms and conditions of the ESOS from time to time and/or extend the duration of the ESOS, provided that such modifications, amendments and/or extensions are effected in accordance with the provisions of the Bylaws, and to do all such acts, enter into all such transactions, arrangements, agreements or undertakings, make such rules or regulations, impose such terms and conditions, or delegate such part of their powers as may be necessary or expedient in order to give full effect to the ESOS.

ORDINARY RESOLUTION 2
PROPOSED GRANT OF OPTIONS TO DATUK CHENG YONG KIM

THAT contingent upon the passing of Ordinary Resolutions 1 and 5, authority be and is hereby given to the Company specifically to offer and grant to Datuk Cheng Yong Kim, the Managing Director of the Company, options to subscribe for up to 700,000 new Shares in the capital of the Company, subject always to such terms and conditions and/or any adjustment which may be made in accordance with the provisions of the Bylaws.

ORDINARY RESOLUTION 3
PROPOSED GRANT OF OPTIONS TO DATO' KAMARUDDIN @ ABAS BIN NORDIN

THAT contingent upon the passing of Ordinary Resolutions 1 and 5, authority be and is hereby given to the Company specifically to offer and grant to Dato' Kamaruddin @ Abas bin Nordin, an Executive Director of a subsidiary of the Company, options to subscribe for up to 250,000 new Shares in the capital of the Company, subject always to such terms and conditions and/or any adjustment which may be made in accordance with the provisions of the Bylaws.

ORDINARY RESOLUTION 4
PROPOSED GRANT OF OPTIONS TO WONG YI-LIN

THAT contingent upon the passing of Ordinary Resolutions 1 and 5, authority be and is hereby given to the Company specifically to offer and grant to Wong Yi-Lin, an executive employee of a subsidiary of the Company and a person connected to Tan Sri William H.J. Cheng, a substantial shareholder of the Company, options to subscribe for up to 100,000 new Shares in the capital of the Company, subject always to such terms and conditions and/or any adjustment which may be made in accordance with the provisions of the Bylaws.

ORDINARY RESOLUTION 5
PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

THAT contingent upon the passing of Ordinary Resolution 1 above, the authorised share capital of the Company be increased from RM750,000,000 comprising 750,000,000 ordinary shares of RM1.00 each **("Shares")** to RM1,000,000,000 comprising 1,000,000,000 Shares by the creation of an additional 250,000,000 new Shares in the Company and the Directors be and are hereby authorised to give full effect to the aforesaid increase in the authorised share capital of the Company.

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BINTI ABDULLAH
Secretaries

Kuala Lumpur
5 August 2005

Notes:-

(a) *A member entitled to attend and vote at the Extraordinary General Meeting of the Company is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

(b) *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

(c) *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than forty-eight (48) hours before the time for holding the meeting.*

(d) *Form of Proxy sent through facsimile transmission shall not be accepted.*

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Incorporated in Malaysia)

FORM OF PROXY

I/We ______________________________

I.C. No./Company No. ______________________________

of ______________________________

being a member/members of **LION INDUSTRIES CORPORATION BERHAD**, hereby appoint ______________

____

I.C. No. ______________________________

of ______________________________

or failing him/her ______________________________

I.C. No. ______________________________

of ______________________________

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 23 August 2005 at 11.00 a.m. and at any adjournment thereof.

No.	Ordinary Resolutions	For	Against
1.	Ordinary Resolution 1 – Proposed Executive Share Option Scheme		
2.	Ordinary Resolution 2 – Proposed Grant of Options to Datuk Cheng Yong Kim		
3.	Ordinary Resolution 3 – Proposed Grant of Options to Dato' Kamaruddin @ Abas bin Nordin		
4.	Ordinary Resolution 4 – Proposed Grant of Options to Wong Yi-Lin		
5.	Ordinary Resolution 5 – Proposed Increase in Authorised Share Capital		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this ________ day of____________________ 2005.

No. of shares held ______________________ Signed : ______________________

In the presence of :______________________

Representation at Meeting:-

(a) A member entitled to attend and vote at the Extraordinary General Meeting of the Company is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.

(b) An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

(c) The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than forty-eight (48) hours before the time for holding the meeting.

(d) Form of Proxy sent through facsimile transmission shall not be accepted.

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BAYARAN POS JELAS
POSTAGE PAID
PUSAT MEL BUKIT RAJA
MALAYSIA
NO. SEL 0259

If undelivered, please return to:-

Secretarial Communications Sdn Bhd (92040-W)
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur